Exhibit 99.1

Tasiast Project
Mauritania
NI 43-101 Technical Report

Prepared for:
Kinross Gold Corporation

Prepared by:
Robert D. Henderson, P. Eng.

Effective Date: 31 December 2010

Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Contents

1.0	SUMMARY		1-1
	1.1	Project Setting, Location, and Access	1-2
	1.2	Mineral Tenure	1-2
	1.3	Surface and Water Rights	1-2
	1.4	Royalties	1-2
	1.5	Permits	1-2
	1.6	Environment	1-3
	1.7	Geology and Mineralization	1-3
	1.8	History and Exploration	1-4
	1.9	Exploration Potential	1-4
	1.10	Drilling	1-5
	1.11	Sample Preparation and Analysis	1-5
	1.12	Data Verification	1-5
	1.13	Metallurgical Testwork	1-6
	1.14	Mineral Resource Estimate	1-6
	1.15	Mineral Reserves	1-7
	1.16	Mining Operations	1-8
	1.17	Process	1-8
	1.18	Capital and Operating Costs	1-8
	1.19	Financial Analysis	1-9
	1.20	Expansion Studies	1-10
	1.21	Conclusions	1-10
	1.22	Recommendations	1-10

2.0	INTRODUCTION		2-1
	2.1	Qualified Persons	2-2
	2.2	Information Sources	2-2
	2.3	Effective Dates	2-2
	2.4	Previous Technical Reports	2-3
	2.5	Technical Report Sections and Required Items under NI 43-101	2-3

3.0	RELIANCE ON OTHER EXPERTS		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.1	Location	4-1
	4.2	Property and Title in Mauritania	4-1
	4.3	Tenure History	4-2
	4.4	Mineral Tenure	4-3
	4.5	Surface Rights	4-3
	4.6	Royalties	4-7
	4.7	Permits	4-7
	4.8	Environmental	4-7
	4.9	Socio-Economics	4-9

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		5-1
	5.1	Accessibility	5-1
	5.2	Climate	5-1

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

	5.3	Local Resources and Infrastructure		5-2
		5.3.1	Current Infrastructure and Resources	5-5
	5.4	Physiography		5-7

6.0	HISTORY			6-1

7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
	7.2	Property Geology		7-5
		7.2.1	Greenschist (IVC & SHT)	7-5
		7.2.2	Felsite (FVC)	7-7
		7.2.3	Banded Magnetite Formation (BIM/BIF)	7-7
		7.2.4	Epiclastitic (SVC)	7-7
		7.2.5	Mafic dikes (MDO/MGD)	7-8
	7.3	Structure		7-8

8.0	DEPOSIT TYPES			8-1

9.0	MINERALISATION AND ALTERATION			9-1

10.0	EXPLORATION			10-1
	10.1	Grids and Surveys		10-1
	10.2	Geological and Regolith Mapping		10-1
	10.3	Geochemistry		10-1
	10.4	Geophysics		10-1
	10.5	Pits and Trenches		10-1
	10.6	Drilling		10-2
	10.7	Bulk Density		10-2
	10.8	Petrology, Mineralogy and Other Research Studies		10-2
	10.9	Exploration Potential		10-2

11.0	DRILLING			11-1
	11.1	Drilling Methods and Equipment		11-1
		11.1.1	NSLD Drill Programs	11-1
		11.1.2	Defiance Drill Programs	11-1
		11.1.3	Rio Narcea Drill Programs	11-4
		11.1.4	2007-Sept 2010 Red Back Mining Drill Programs	11-4
		11.1.5	Sept 2010-Present Kinross Gold Drill Programs	11-4
	11.2	Logging Procedures		11-5
	11.3	Collar Surveys		11-5
	11.4	Down-hole Surveys		11-5
	11.5	Recovery		11-6
	11.6	Deposit Drilling		11-6
	11.7	Geotechnical, Hydrological, and Metallurgical Drilling		11-7
	11.8	Comment on Drill Programs		11-7

12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	Geochemical and Trench Sampling		12-1
	12.2	NLSD		12-1
	12.3	2003-2004 Defiance and 2007 Rio Narcea		12-1
	12.4	Red Back and Kinross		12-2
	12.5	Density/Specific Gravity		12-3
	12.6	Comment on Sampling Method		12-4

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			13-1
	13.1	Analytical Laboratories		13-1
	13.2	Sample Preparation		13-2
	13.3	Sample Analysis		13-2
	13.4	Quality Assurance and Quality Control		13-3
	13.5	Databases		13-4
	13.6	Sample Storage		13-5
	13.7	Sample Security		13-5
	13.8	Comment on Sample Preparation, Analysis and Security		13-5

14.0	DATA VERIFICATION			14-1
	14.1	Verification in Support of Technical Reports		14-1
		14.1.1	SRK, 2003	14-1
		14.1.2	ACA Howe, 2003, 2007	14-1
		14.1.3	SNC Lavalin, 2004	14-2
		14.1.4	Red Back, 2008–2010	14-2
	14.2	Kinross		14-3
	14.3	Comment on Data Verification		14-5

15.0	ADJACENT PROPERTIES			15-1

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Mineralogy		16-1
	16.2	Feasibility Stage Metallurgical Testwork		16-1
		16.2.1	Grinding Mill Circuit Design	16-1
		16.2.2	Magnetic Separation	16-1
		16.2.3	Gravity Separation	16-1
		16.2.4	Cyanidation	16-2
		16.2.5	Elution (Carbon Stripping and Regeneration)	16-2
		16.2.6	Cyanide Destruction	16-3
		16.2.7	Thickening – Cyclone Underflow	16-3
		16.2.8	Filtration	16-3
		16.2.9	Thickening – Tailings	16-3
	16.3	Operation Stage Metallurgical Testwork		16-4
	16.4	West Branch Testwork		16-4
	16.5	Gold Recoveries		16-5

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Mineral Resource Estimate		17-1
		17.1.1	Database	17-1
		17.1.2	Block Model	17-1
		17.1.3	Wireframes	17-1
		17.1.4	Compositing	17-3
		17.1.5	Exploratory Data Analysis	17-6
		17.1.6	Variography	17-6
		17.1.7	Estimation Methodology	17-7
		17.1.8	Estimation Parameters	17-8
		17.1.9	Bulk Density Modeling	17-9
		17.1.10	Block Support Adjustment (Variance Adjustment)	17-9
		17.1.11	Resource Classification	17-9
		17.1.12	Reasonable Prospects of Economic Extraction	17-11
		17.1.13	Mineral Resource Statement	17-11

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

	17.2	Mineral Reserves		17-12
		17.2.1	Cut-off Grade	17-14
	17.3	Comment on Mineral Resources and Mineral Reserves		17-15

18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			18-1
	18.1	Background		18-1
	18.2	Current Mining Method		18-2
		18.2.1	Equipment	18-2
		18.2.2	Operations	18-2
		18.2.3	Dilution and Ore Loss	18-3
		18.2.4	Geomechanical Considerations	18-3
		18.2.5	Pit Design	18-5
		18.2.6	Mine Life	18-8
	18.3	Current Waste Rock Facility		18-8
	18.4	Current Water Management		18-8
	18.5	Current Process Plant		18-8
		18.5.1	Carbon-in-Leach Plant	18-9
		18.5.2	Dump Leach	18-11
		18.5.3	Gold Recoveries	18-12
	18.6	Current Tailings Storage Facility		18-14
	18.7	Current Layout and Infrastructure		18-14
	18.8	Markets		18-14
	18.9	Taxation		18-14
	18.10	Capital Costs		18-14
	18.11	Operating Costs		18-16
	18.12	Financial Analysis to Support Mineral Reserve Declaration		18-16
	18.13	Mine Expansion Study		18-17

19.0	OTHER RELEVANT DATA AND INFORMATION			19-1

20.0	INTERPRETATION AND CONCLUSIONS			20-1

21.0	RECOMMENDATIONS			21-1

22.0	REFERENCES			22-1

23.0	DATE AND SIGNATURE PAGE			23-1

Tables

Table 1-1: Gold Mineral Resource Table, Effective Date 31 December, 2010. N. Johnson, M.AIG.	1-7
Table 1-2: Gold Mineral Reserves Table, Effective 31 December 2010, P. Smith, P. Eng.	1-7
Table 1-3: Net Discounted (5%) Pre-Tax Cash Flow (US$ millions)	1-9
Table 2-1: Contents Page Headings in Relation to NI 43-101 Prescribed Items	2-4
Table 4-1: Lease Durations, Mauritania	4-2
Table 4-2: Fees, Levies and Duties	4-4
Table 4-3: Mineral Tenure Summary Table	4-4
Table 4-4: Lease Boundary Co-ordinates	4-5
Table 4-5: Key Operating Permits	4-7
Table 6-1: Resource Estimate History	6-2

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Table 6-2: Production Summary	6-2
Table 7-1: Table of Formations, Aouéouat Greenstone Belt, Mauritania	7-4
Table 11-1: Drill Hole Summary Table	11-2
Table 14-1: 2010 QAQC Samples by Laboratory	14-4
Table 14-2: 2010 Resource QAQC Results	14-4
Table 16-1: Metallurgical Recovery by Process	16-5
Table 17-1: Tasiast Resource Modeling Domains	17-4
Table 17-2: Tasiast Search Ellipse Radius	17-11
Table 17-3: Gold Mineral Resource Table, Effective Date 31 December, 2010. N. Johnson, M.AIG.	17-12
Table 17-4: Gold Mineral Reserves Table, Effective 31 December 2010, P. Smith, P. Eng.	17-12
Table 17-5: Breakdown of Mineral Reserve by Processing Route	17-13
Table 17-6: Pit Optimization Parameters	17-14
Table 17-7: Mining Cost Parameters used in Optimization	17-14
Table 17-8: Estimated Economic Cut-off Grade by Ore Type	17-15
Table 18-1: Geomechanical Parameters – Piment Zone	18-4
Table 18-2: Geomechanical Parameters - West Branch Zone	18-4
Table 18-3: Metallurgical Recovery by Process	18-12
Table 18-4: Gold Production Schedule	18-13
Table 18-5: Life of Mine Sustaining Capital Costs	18-15
Table 18-6: Life of Mine Operating Costs	18-16
Table 18-7: Net Discounted (5%) Pre-Tax Cash Flow (US$ millions)	18-17

Figures

Figure 2-1: Project Location Plan	2-1
Figure 4-1: Tenure Location Plan	4-5
Figure 5-1: Project Infrastructure Layout Plan	5-3
Figure 5-2: Mine Site Infrastructure Layout Plan	5-4
Figure 7-1: Geology of the West African Craton	7-2
Figure 7-2: Tasiast Property Geology and Greenstone Belts	7-3
Figure 7-3: Tasiast Exploration Trends	7-6
Figure 7-4: Plan Map of the Main Structural Features.	7-9
Figure 7-5: Geological Cross Section Through the Greenschist Zone at West Branch (looking north)	7-10
Figure 10-1: Exploration Targets	10-4
Figure 11-1: Property Drill Hole Location	11-3
Figure 17-1: Lithological Wireframes 3D View	17-2
Figure 17-2: Interpreted Dyke Model	17-3
Figure 17-3: Western Branch Block Model Domains	17-4
Figure 17-4: Piment Block Model Domains	17-5
Figure 17-5: Prolongation Block Model Domains	17-5
Figure 17-6: Section 70900N – Gold Grade Estimation	17-8
Figure 18-1: Tasiast Pit Design (Plan View)	18-6
Figure 18-2: Tasiast Final Pit Design (Isometric View looking northwest)	18-7
Figure 18-3: Plant Process Flow Sheet	18-10

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

1.0                  SUMMARY

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the wholly-owned Tasiast gold deposit (the Project), located in Mauritania, West Africa.

Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators.  The Technical Report has an effective date of 31 December 2010, the date of the mineral resource and mineral reserve estimates.  .

The Tasiast Permit Area is located in north-western Mauritania and contains several large gold deposits. The Tasiast mine and the mining lease are owned 100% by Tasiast Mauritanie Limited S.A. (TMLSA), a subsidiary of Kinross Gold Corporation.   Mining operations commenced in 2007 and to date, approximately 0.5 million oz of gold have been produced from the Tasiast mine.  In July 2009, the Greenschist Zone mineralisation was discovered and this new addition has significantly increased the mineral resource inventory.

Based on the current proven and probable mineral reserve estimate of 7.56 million ounces of gold, the mine is expected to continue production until 2040 at the current processing rates of approximately 250,000 oz Au per year. Kinross have commenced a feasibility study to evaluate an expansion of the mining and processing activities.

A December 2010 scoping study presented a conceptual development plan for the expanded project. During the first eight full years of operation, average annual production is expected to be approximately 1.5 M gold-equivalent ounces at an average cost of sales per ounce of approximately $480–520, with an expected average gold grade of approximately 2 g/t Au and expected average recoveries of 93%. The scoping level pre-commissioning capital cost estimate for the process plant, initial mine fleet equipment and associated infrastructure is approximately $1.8 billion, plus a contingency of approximately $400 million.

Further mineral reserves will potentially be defined from the upgrade and inclusion of the West Branch prospect. In addition, numerous prospects exist both within the 312 km2 El Gaicha Mining lease and in the surrounding Exploration permits and there is potential to delineate additional resources both at the Tasiast deposits and at the regional exploration targets.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

1.1                  Project Setting, Location, and Access

The Tasiast Project is located in northwestern Mauritania, approximately 300 km north of the capital Nouakchott and 250 km southeast of the major city of Nouâdhibou.  The Tasiast Permit Area is accessed from Nouakchott by using the paved Nouakchott to Nouâdhibou highway for 370 km and then via 66km of graded mine access road which is maintained by Kinross.  An airstrip has been constructed at the mine site and is used for light aircraft from Nouakchott.

Mining operations commenced in 2007, with full production reached in 2008.  Infrastructure on site supports an open pit mining operation and associated processing facilities consisting of a 3 mtpa CIL mill and a 4.5 mtpa run of mine heap leach..

1.2                  Mineral Tenure

Kinross holds a valid Mining Lease, ME 229 (EL Gaicha) covering 312 km2 granted on 19 January 2004 and valid for a period of 30 years.  The mining operations and infrastructure fall within this permit.  Kinross also holds four contiguous Exploration permits (3,118 km2) which are in good standing.

1.3                  Surface and Water Rights

The Tasiast Gold Mine is based on granted Mining Lease number P229 held by TMLSA and granted on 19 January 2004. Surface rights for the lease are paid annually as determined by decree under Section 107 of Act No. 2008-011 of 27 April 2008 Mining Code. Surface rights for the lease are in good standing and there are no competing mining rights (for example, small artisanal mining licenses) in the area.

The source of mine water supply is located 60 km west of the mine and is comprised of a semi-saline underground aquifer, which is exploited by 20 wells.  Water is pumped from the bore field to the mine.

1.4                  Royalties

A royalty equal to 3% of the gross revenue is payable to the government.    In addition, Franco Nevada Corporation holds a 2% net royalty on production in excess of 600,000 ounces.

1.5                  Permits

Exploration, development and mining activities to date have been performed under the appropriate permits and regulations.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

1.6                  Environment

An environmental impact statement (EIS) was completed for the Project in 2004, with aspects of the study updated in 2008 to accommodate minor changes to the project. A further EIS was completed in 2010 for the West Branch Expansion.

Current environmental liabilities are those that would be expected from a current mining operation, and include the mine, processing plant, tailings and waste rock facilities, and grids, roads, and drill pads established to support mining and exploration activities.

A preliminary Project closure plan has been prepared and approved.

1.7                  Geology and Mineralization

The Tasiast Property encloses three main Precambrian greenstone belts located in the western compartment of the Reguibat Shield.  The Reguibat Shield consists of a core of west to east accreted, north-south trending Archaean and Lower Proterozoic metavolcano-sedimentary successions and domal basement gneisses.

The Tasiast Mine Area is underlain by the Aouéouat greenstone belt, a 70 km long by 15 km wide N-S trending belt.  The mine geology is characterised by a mafic to felsic metavolcano-sedimentary succession that is overlain by an iron formation and epiclastic unit.  The succession has undergone deformation, been metamorphosed from greenschist to lower amphibolites facies and cut by volumetrically minor younger mafic dikes.  Three main prospective trends are recognised at the property with all known deposits spatially associated with the Tasiast trend.  Other trends contain gold occurrences but have seen significantly less exploration.

Known Tasiast ore deposits are aligned along a +10 km, N-trending corridor with the Piment deposits to the north and West Branch deposits to the south.  At West Branch, first-order structural controls on mineralisation include several subparallel anastomosing faults and several generations of veins dominantly developed in altered mafic to intermediate metavolcanic units locally called the Greenschist package.  Mineralisation at Piment is principally controlled by several anastomosing faults developed within the hangingwall block.  Veins are spatially associated with mineralisation and dominantly formed in iron formation and/or epiclasitic units over horizontal widths of up to 20 m.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Gold mineralization has been defined over a strike length of greater than 10km and to vertical depths of at least 740 m.  All of the significant ore bodies defined to date dip moderately to the east and have a southerly plunge.  The majority of mineralisation at West Branch is hosted in altered and veined Greenschist package that is dominantly bound by footwall and hangingwall felsites.  The Greenschist zone is characterized by consistently thick intervals averaging approximately 40-100m wide.  Individual shoots are continuous over a strike length of at least 1,000 m.  Ore mineralogy within the Greenschist package is dominated by pyrrhotite, pyrite and native gold that occur as alteration spots commonly in and around the foliation, or as vein infill.  Pyrrhotite and pyrite occur together in many places but in variable ratios.  Zones of pyrite-only and pyrrhotite-only are rare.

Piment mineralisation is largely hosted along fault splays and within the adjacent altered and veined iron formation and epiclastic units.  Individual ore shoots have been continuous traced over 300m and to vertical depths of at least 260 m.  The main ore minerals at Piment include native gold, pyrrhotite and pyrite.

1.8                  History and Exploration

Exploration programs have included geological and regolith mapping, satellite image interpretation, airborne and ground magnetic geophysical surveys, soil, rock chip, and grab geochemical sampling, trenching, reverse circulation (RC) and core drilling, engineering studies, metallurgical testwork, and specialist geological studies such as mineralogy.  Work was completed by the Office Mauritanien de Recherches Géologiques (OMRG), Normandy LaSource Development Ltd. (NLSD), Midas Gold plc (Midas), Geomaque Explorations Inc. (Geomaque), Defiance Mining Corporation (Defiance), Rio Narcea Gold Mines Ltd. (Rio Narcea), Red Back Mining Inc. (Red Back) and Kinross gold Corp.

1.9                  Exploration Potential

Mineralisation remains open both laterally and vertically at all known deposits at Tasiast.  In addition first pass shallow (40 m) RC drilling on regional targets across the property has intersected significant Au mineralisation at several targets and requires follow-up drilling.

Reconnaissance drilling has encountered encouraging gold results at the Charlize and C67 targets, located 15 km south and 5 km north of Tasiast, respectively. At Charlize, mineralization occurs near the surface in banded iron formation (BIF) rocks that are part of the same mineralized BIF sequence further north at Tasiast. Charlize is mineralized on multiple sections that extend the zone over 4.5 strike kilometres. Gold mineralization at C67 is hosted by multiple structures in a sequence of steeply dipping BIF rocks located on a separate mineralized trend east of the main Tasiast shear zone.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Exploration potential to delineate additional resources both at the Tasiast deposits and regional targets is considered excellent.

1.10                Drilling

Drill campaigns completed from 1996 to date Project-wide comprise 3,670 RC and core holes for approximately 541,690m.  RC drill holes were typically 5 5/16” and completed under dry conditions.  Core sizes produced varied according to the rig type; the majority of core, however, ranges from HQ (63.5 mm diameter) to NQ (47.6 mm) with lesser HQ3–NQ3 (drilled for geotechnical and metallurgical purposes).

RC and core samples were geologically (lithology, alteration, sulphide, vein) logged by geologists.  Structural and geotechnical information was also collected from drill core.  Collar locations were surveyed by site surveyors using DGPS instruments.  Down-hole surveys were mostly completed using north seeking gyroscopes, some Mems and single shot reflex instruments.  Core recoveries were typically greater than 94%.

Sample intervals for both core and RC chips are dominantly of 1 m in length.  Maximum sample length for core is 1.8 m and the minimal is 0.4 m, for RC the maximum is 3 m and minimal is 0.5 m.  Some core drill holes in the later drill programs have been fully sampled.

1.11                Sample Preparation and Analysis

Independent sample preparation and analytical laboratories used during the exploration programs on the Project include BRGM (France), Omac (Ireland), Genalysis Laboratories (Australia), SGS (France), SGS Analabs (Mali; various locations), Abilabs (Mali), SGS (Burkina Faso).  Some drill samples were prepared in an on-site laboratory run by NLSD during the mid-1990s.

Sample preparation procedures typically included drying, crushing, splitting and pulverizing of samples.  The majority of samples have been assayed using a 50 g fire assay with an AAS finish with a detection limit of 0.01 g/t Au.

Bulk density data were measured by NLSD, Defiance, Red Back and Kinross staff using the water displacement method.  There are sufficient determinations to support mineral reserve and mineral resource estimation.

1.12                Data Verification

Data verification was performed in support of technical reports submitted by the operating companies between 2001 and 2010.  Work included independent sampling of mineralization; visitation of outcrop in exploration targets where mineralization was visible on surface; review and logging of drill core; observation of drilling, logging and sampling procedures; review of QA/QC data; and database checks.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

With the exception of NLSD, all companies inserted blanks, duplicates and standard reference materials (SRMs) into the sample stream for the RC and core programs.  Where the QA/QC data indicated issues with preparation, or precision, the material was re-run.

Data were considered acceptable to support mineral reserve and mineral resource estimation, and acceptable for use for mine planning purposes.

1.13                Metallurgical Testwork

The Tasiast ores are free-milling and amenable to gold extraction by simple cyanide leaching. The existing mill has been operating since 2008 treating fresh and oxide banded iron formation ores, and gold recoveries are expected to be between 91% and 93%. The dump leach has been in operation since 2009 and gold recoveries are expected to be between 54% and 75% depending on lithology.

A comprehensive set of metallurgical testing programs have been completed, and include grinding studies, magnetic and gravity separation, cyanide leaching, cyanide destruction, elution, thickening and filtration tests, and tailings characterisation studies.

1.14                Mineral Resource Estimate

Mineral resources were classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101.

Measured, Indicated, and Inferred gold mineral resources have an effective date of 31 December 2010, and are summarized in Table 1-1.  Kinross cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Table 1-1:  Gold Mineral Resource Table, Effective Date 31 December, 2010. N. Johnson, M.AIG.

Zone	Cut-Off	Measured			Indicated			Measured + Indicated			Inferred
		Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	0.10	10.33	0.27	0.09	10.72	0.30	0.10	21.06	0.29	0.20	15.0	0.4	0.2
Fresh	0.45	34.87	0.70	0.78	40.41	0.85	1.11	75.28	0.78	1.89	167.8	1.6	8.4
Total		45.20	0.60	0.87	51.14	0.74	1.21	96.33	0.67	2.09	182.8	1.5	8.6
1.	Mineral Resources are reported exclusive of Mineral Reserves.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Minerals Resources are reported below the December 31, 2010 mined surface and are constrained using an optimized pit shell.
4.	Oxide is referred to as material amenable to dump leaching and carbon-in-leach (CIL) processing.
5.	Mineral Resources are reported to a cut-off grade of 0.45 g/t Au for CIL and 0.1 g/t Au for dump leach.

1.15                Mineral Reserves

Using the December 2010 resource AMC Consultants Pty Ltd (AMC) estimated the mineral reserves for the Tasiast mine in February 2011.  The mineral reserve estimate was based on the H&S December 2010 resource block model depleted to the 31st December 2010 pit surfaces. The statement includes ROM and low grade stockpiles.

Mineral reserves for the Project incorporate appropriate allowances for mining dilution and mining recovery for the selected mining method. Mineral reserves have an effective date of 31 December 2010 and are summarized in Table 1-2.

                        Table 1-2:  Gold Mineral Reserves Table, Effective 31 December 2010, P. Smith, P. Eng.

Classification	Tonnes (Mt)	Au (g/t)	In situ Au (Moz)
Total Proven	68.8	1.65	3.66
Total Probable	60.1	2.02	3.90
Total	128.9	1.82	7.56

Breakeven cut off grades based on $US900/oz gold, metallurgical recoveries, process cost and royalty inputs to the open pit optimization are estimated as CIL oxide 0.82g/t, CIL fresh 0.84g/t, and Dump leach oxide variable by lithology but approximately 0.22g/t.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

1.16                Mining Operations

Ore and waste rock is currently mined by conventional open pit methods from 7 small pits.  Drilling and blasting is required on all primary rock and 50% of the oxide material.  The mining fleet on site is made up of hydraulic excavators loading 90t haul trucks.  Tasiast are planning to supplement the fleet with larger 230 t trucks and larger loaders. A high level of grade control is currently performed using RC drill rigs on a 6m x 8m x 10m pattern.  A high degree of selectivity is currently employed, with ore blasts mined in 2.5m split benches, and down to widths of 2 - 3m.

1.17                Process

Ore is hauled to the 8,000t/d mill. Crushing of the ore takes place in three stages; a primary jaw crusher that reduces ore to less than 150mm; a secondary cone crusher and two tertiary cone crushers producing a final product size of nominally minus 10mm.  Crushed ore is fed to two 2.2MW ball mills in closed circuit with hydro cyclones and gravity concentration. The grinding circuit produces a product size of 80% passing 90 microns which is processed in a conventional CIL circuit and ADR plant to produce dore bullion.  Gold recovery varies from 91% to 93%.

Low grade run of mine oxide ore is trucked directly to the dump leach operation, designed to process up to 4.5 mt/a of ore utilising five separate pads. The design of each pad allows for three ten metre lifts for a final stack height of 30m. All ponds are plastic-lined with installed leak detection systems. Gold recovery from the heap leach varies from 54% to 75%.

Tailings slurry from the CIL process is pumped to the tailings storage facility (TSF). The TSF is a specifically engineered facility, currently comprising two imperviously lined paddock dams located one km south west of the processing plant. After settling of the solids, process solution is recovered and pumped to the plant for re-use.

Based on the current proven and probable reserve estimate of 7.56 million ounces of gold, the mine is expected to continue production until 2040 at the current processing rates of approximately 250,000 oz Au per year. Kinross have commenced a feasibility study to evaluate an expansion of the mining and processing activities.

1.18                Capital and Operating Costs

The proven and probable mineral reserve mine plan assumes no major expansion to the existing mill and dump leach facilities, however capital will be required to sustain the existing operation. Life of mine sustaining capital expenditure, excluding any expansion, is estimated to be $300 million.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Tasiast’s average life of mine operating cost is estimated to be $42.58/t milled. The cost estimate is based on mining a total of 782 million tonnes of rock up to the year 2026. Upon completion of mining activities, low grade stockpiles will continue to be processed by the 3 mtpa mill until 2040. The mine plan assumes a total of 90 million tonnes of CIL ore and 39 million tonnes of dump leach ore.  Royalty payments are included in the total operating costs and consist of 3% of the gross revenue payable to the government and 2% net royalty on production payable to Franco Nevada Corporation.

1.19                Financial Analysis

The results of the economic analysis represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

To ensure that the Project demonstrated economic viability sufficient to support mineral reserve declaration, a financial analysis was undertaken that incorporated mineral reserves only, the projected operating and capital costs, taxes, royalties and financing costs.  The financial analysis was generated based on an unleveraged scenario and summary results.

                        Table 1-3: Net Discounted (5%) Pre-Tax Cash Flow (US$ millions)

Au Price	$800/oz	$900/oz	$1000/oz	$1100/oz	$1200/oz	$1300/oz	$1400/oz
Base Case	567	926	1,285	1,644	2,003	2,362	2,721
Capex +25%	510	869	1,228	1,587	1,947	2,306	2,665
Opex +25%	47	406	765	1,124	1,483	1,842	2,201

Kinross notes that a modest increase in metal prices has a significant impact on the Project’s projected financial results. The long-term view of metal prices will drive the Project’s projected financial results and thus the overall view of the Project’s value.

There is good potential for the Project cash flow to be improved through successful exploration drilling, discovery of new mineralisation and conversion of mineral resources to mineral reserves. Measured, indicated and inferred resource material is excluded from the financial analysis. Exploration potential to delineate additional resources both at the Tasiast deposits and regional targets is considered excellent.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

1.20                Expansion Studies

Kinross has completed a scoping study for the Tasiast expansion project, based on a 16-year mine plan for the expanded project.  During the first eight full years of operation, average annual production is expected to be approximately 1.5 M gold-equivalent ounces at an average cost of sales per ounce of approximately $480–520, with an expected average gold grade of approximately 2 g/t Au and expected average recoveries of 93%.

The proposed open pit mine will feed both the existing  plant and an expansion plant. The proposed expansion plant is a conventional gold cyanidation plant, consisting of primary crushing, grinding, gravity separation, carbon-in-leach cyanidation and cyanide destruction, with a design throughput of approximately 60,000 t/d.

1.21                Conclusions

In the opinion of the QP, the Project that is outlined in this Technical Report has met its objectives.  Mineral resources and mineral reserves have been estimated for the Project, and a sound mining plan has been outlined.  The data supporting the mineral resource and mineral reserve estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could support mining operations has been achieved.

The confidence in the Project demonstrated by the economic analysis performed to support mineral reserve estimation supports evaluation of mine expansion opportunities.

1.22                Recommendations

There is good potential for the Project cash flow to be improved through successful exploration drilling, discovery of new mineralisation and conversion of mineral resources to mineral reserves. Exploration potential to delineate additional resources both at the Tasiast deposits and regional targets is considered excellent.

It is recommended that the company completes a feasibility study on the Tasiast Expansion Project and proceeds with additional exploration drilling. Work will be required to incorporate additional information on drilling, permitting, environmental, geological, geotechnical, hydro-geological, metallurgical and engineering data.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

2.0                  INTRODUCTION

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for the wholly-owned Tasiast gold deposit located in the Islamic Republic of Mauritania (Mauritania), Africa (Figure 2-1).

Kinross will be using this Technical Report in support of disclosure and filing requirements with the Canadian Securities Regulators.  The Technical Report has an effective date of December 31, 2010, the date of the mineral resource and mineral reserve estimates.

All measurement units used in this Technical Report are metric, and currency is expressed in US dollars unless stated otherwise.  Mauritania uses the ouguiya as its currency.

Information used to support the study has been derived from the reports and documents listed in the References section of this Technical Report.

Where we say “we”, “us”, “our” or “Kinross” in this Technical Report, we mean Kinross Gold Corporation.

                        Figure 2-1:  Project Location Plan

Note:  only the Tasiast project is held by Kinross; other mines shown in this figure are operated by third parties.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

2.1                  Qualified Persons

The Qualified Persons for this Technical Report are:

●	Robert Henderson, P. Eng. and Senior Vice President, Technical Services for Kinross

Mr. Henderson visited the site most recently in September, 2010.  During the site visit, Mr. Henderson inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; and inspected the major infrastructure.

2.2                  Information Sources

Information used to support this Technical Report was derived from previous technical reports on the property, and from the reports and documents listed in the References section of this Technical Report.

Resources: The revised mineral resource estimates included in this report were prepared by Nicolas James Johnson of Hellman & Schofield Pty Ltd., an independent consulting firm. A separate certificate of responsibility in relation to Sections 16.1-16.8 is included in this report.

Reserves/Mining: The revised mineral reserve estimate included in this report was prepared by Patrick Anthony Smith of AMC Consultants Pty Ltd., an independent consulting firm. A separate certificate of responsibility in relation to Section 16.9 is included in this report.

2.3                  Effective Dates

Several effective dates (cut-off dates for the information prepared) are appropriate for information included in this Technical Report.  The effective date for the mineral resources and mineral reserves was December 31 2010.  This date is used as the Technical Report effective date.

There were no other material changes to the information on the Project between the effective date and the signature date of the Technical Report.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

2.4                  Previous Technical Reports

Kinross has not previously filed a technical report on the Project.

Kinross acquired Red Back Mining Inc. (Red Back) in September 2010.  Red Back had submitted the following technical reports:

Stuart, H., 2010:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 6 September 2010

Stuart, H., 2009:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 8 May 2009

Stuart, H., 2008:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 24 May 2008

Leroux, D.C., Roy, W.D., and Orava D., 2007:  Technical Report on the Tasiast Gold Project Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared by ACA Howe for Red Back Mining Inc., effective date 20 July 2007

Prior to Red Back’s Project interest, the following technical reports had been filed:

Lee, F.N., Leroux, D.C., Brady B., and Mitchell, A., 2006:  Technical Report on the Tasiast Gold Project Islamic Republic of Mauritania for Tasiast Mauritanie Limited S.A. a subsidiary of Rio Narcea Gold Mines Ltd.:  unpublished technical report prepared by ACA Howe for Rio Narcea Gold Mines Ltd., effective date 31 January 2006

Demers, P., Gauthier, D., Kroon, A.S., and Lafleur P-J., 2004:  Technical Report on the Tasiast Gold Project, Islamic Republic of Mauritania:  unpublished technical report prepared by SNC Lavalin for Defiance Mining Corporation Limited, effective date 27 May 2004

Leroux, D.C. and Puritch, E., 2003:  Technical Report and Resource Estimation on the Tasiast Gold Project Islamic Republic of Mauritania for Defiance Mining Corporation:  unpublished technical report prepared by ACA Howe for Defiance Mining Corporation, effective date 10 October 2003

Guibal, D., Uttley, P., de Visser, J., and Warren, M., 2003:  Independent Technical Assessment Report on the Tasiast Project, Mauritania; Report Prepared for Midas Gold plc and Geomaque Explorations Ltd:  unpublished technical report prepared by SRK Consulting for Midas Gold plc and Geomaque Explorations Ltd, effective date 4 March 2003.

2.5                  Technical Report Sections and Required Items under NI 43-101

Kinross has followed Instruction 6 of the Form 43–101 Technical Report in compilation of this Technical Report.  Instruction 6 notes:

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

“The technical report for development properties and production properties may summarize the information required in the items of this Form, except for Item 25, provided that the summary includes the material information necessary to understand the project at its current stage of development or production.”

Table 2-2 relates the sections as shown in the contents page of this Technical Report to the Prescribed Items Contents Page of NI 43-101.

Table 2-1: Contents Page Headings in Relation to NI 43-101 Prescribed Items

NI 43-101 Item Number	NI 43-101 Heading	Technical Report Section Number	Technical Report Section Heading
Item 1	Title Page		Cover page of Technical Report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Section 5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization and Alteration
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18:	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates	Section 17	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports on Development Properties and Production Properties	Section 18	Additional Requirements for Technical Reports on Development Properties and Production Properties
Item 26	Illustrations		Incorporated in Technical Report under appropriate section number

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

3.0                  RELIANCE ON OTHER EXPERTS

This section is not relevant to the Technical Report as expert opinion was sourced from Kinross experts in the appropriate field as required.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

4.0                  PROPERTY DESCRIPTION AND LOCATION

4.1                  Location

The Tasiast Permit Area is located in north-western Mauritania, approximately 300 km north of the capital Nouakchott and 250 km southeast of the major city of Nouâdhibou.  The Tasiast Permit Area falls within the administrative purview of the Inchiri and Dakhlet Nouâdhibou Districts. The Tasiast Gold mine is located at 2275600N, 446600E (UTM, WGS84, Zone 28N).

4.2                  Property and Title in Mauritania

The conditions embodied in the new Mauritanian Mining Code (Law No. 2008-011), adopted April 2008, and the Model Mining Convention (No. 2002.02) adopted January 2002, are regarded as among the most attractive set of conditions in West Africa, and are designed to stimulate and encourage investment in both exploration and mining.  Obtaining exploration licences/permits is not difficult and the granting of mining licences/permits is not expected to present difficulties in view of Mauritania’s stated aim to promote the mining industry.  The mining industry is seen as one of the main growth industries for the improvement of the country’s economy.

The Decree on Mining Titles (Décret portant sur les Titres Miniers) of December 1999, most recently updated in 2008 by decrees 2008-158 and 2008-159 contains the rules and regulations for the granting, renewal and transfer of exploration licences.  Mineral resources are classified into seven groups of minerals, with gold and precious metals belonging to Group 2.  The Mining Code provides for five different types of licences/permits including Exploration Licences and Mining Licences.

Exploration Licences (Permis de Recherche Minière or PRM) grant exclusive exploration rights over a specific block (maximum 1,000 km2) and are granted for a three-year period, renewable twice for additional of three years maximum.  At each permit renewal, the permit area can be reduced.  PRMs require expenditure and technical commitments by the licensee.  Mining Licenses (Permis d’Exploitation or PE) are granted for a term of 30 years and are renewable thereafter for a period of 10 years each.  A condition of each license is that the holder is required to hire Mauritanian tradespersons and services, and to contract with national suppliers and businesses in preference to foreign service providers where the national suppliers and businesses can offer at least the same terms, quality, and pricing.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Table 4-1:  Lease Durations, Mauritania

Licence Type	Duration	Renewal Period	Number of Permissible Renewals		Rules and mechanisms
Exploration Licence	3 years	3 years	Two	●	Surface Area:1,000 km2 blocks;
			At renewal, licenced surface area can be reduced	●	Confers right to explore for resources to any depth within licence area;
				●	Number is limited to 20 exploration licences per legal entity or individual judged to have the technical and financial capability to carry out the work;
				●	Licences taken under a joint venture in which the title is not taken into consideration for the calculation of the above limit;
				●	Transferable under conditions set out by the Decree on Mining Titles.
Mining Licence	30 years	10 years	Several	●	Necessary for operating a mine;
				●	Within an area covered by an exploration licence, for the same commodities and on the basis of a feasibility study;
				●	Granted only to a legal entity incorporated under Mauritanian Law and set-up by the holder of the exploration licence;
				●	Transferable under conditions set out by the Decree on Mining Titles;
				●	Personnel health and safety reports to be lodged with Ministry every 6 months, environmental and activity reports every year;
				●	Land needs to be rehabilitated after mining

As an incentive to investment in Mauritania, foreign companies are eligible for certain privileges as documented in the Mauritanian Mining Code and Model Mining Convention.  The precise taxation and customs regime terms for mining operations are set by a Mining ‘Convention’ between the Government of Mauritania and the mining investor.  The Model Mining Convention sets down the common terms and conditions for a Convention.

Table 4-2 summarizes some of these incentives and indicates the fees and levies payable.

4.3                  Tenure History

In 1996, the Office Mauritanien de Recherches Géologiques (“OMRG”) completed a regional reconnaissance exploration program within and around the Tasiast area and made this information available to third parties.  As a result, Normandy LaSource Development Ltd. (“NLSD”) (a subsidiary of Normandy Mining Ltd. of Australia) acquired the Tasiast area.

In 2001, NLSD was acquired by Newmont Mining Corporation creating Newmont LaSource.  Midas Gold plc (“Midas”) was incorporated in England and Wales in 2002 for the purpose of acquiring Newmont LaSource’s assets in Mauritania including the Tasiast Project as well as various other permit areas.  Midas completed its acquisition of the Tasiast Project from Newmont LaSource on April 1, 2003 and in April 2003, Geomaque Explorations Inc. (“Geomaque”) announced the acquisition of Midas. The merger of Geomaque and Midas ultimately created a new entity - Defiance Mining Corporation. In June 2004 Rio Narcea acquired Defiance and took ownership of the Tasiast Project.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Red Back acquired the Tasiast project from Lundin Mining Corporation in August, 2007 following Lundin’s acquisition of Rio Narcea Gold Mines, Ltd.  In September 2010, Kinross Gold Corporation completed the acquisition of Red Back..  Kinross holds 100% of the Project.

4.4                  Mineral Tenure

The Tasiast Mine comprises the 312 km2 Tasiast Mining License of El Gaicha located centrally within a surrounding permit block of four contiguous exploration permits (PRM), totalling 3,118 km2 as listed in Table 4-3 and shown in Figure 4-1.  The table also indicates tenure expiry dates.  The mining lease is held in the name of Tasiast Mauritanie Limited S.A., an indirectly wholly-owned Kinross subsidiary.  Exploration licences are held in the name of Tasiast Mauritanie Limited, which is also an indirectly wholly-owned Kinross subsidiary.

Tenure co-ordinates are shown in Table 4-4.  The mining licence boundary is defined by a list of the coordinates of its corners or pillar points.  The boundaries are not physically marked on the ground and have not been surveyed; however, extensive surveying has been carried out within both the Mining Licence and adjoining exploration permits.  To date approximately 30,000 points have been located via formal surveying by qualified surveyors using EDM total station instruments, and many additional points have been picked up by differential global positioning system (DGPS) and global positioning system (GPS) methods.  All the known gold deposits are well inside the boundaries, and the size and shape of the Mining Lease is adequate for the intended mining and processing activities.

4.5                  Surface Rights

The Tasiast Gold Mine is based on granted Mining Lease number P229 held by TMLSA and granted on 19 January 2004. Surface rights for the lease are paid annually as determined by decree under Section 107 of Act No. 2008-011 of 27 April 2008 Mining Code. Surface rights for the lease are in good standing and there are no competing mining rights (for example, small artisanal mining licenses) in the area.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Table 4-2:  Fees, Levies and Duties

Applicable Fees, Duties, Taxes And Levies	Exploration Licence	Mining Licence
Registration Fee (at granting, renewal or transfer)	UM 2,000,000	UM 10,000,000
Annual surface fee	1st period: UM 2,000-6,000/km2 2nd period: UM 10,000-14,000/km2 3rd period: UM 20,000-24,000/km2	UM 50,000/km2
Royalty		For gold, 3% of the sales value of the metal at the final stage of processing within Mauritania, deductible from taxable income.
Customs duties and other taxes	Complete exemption on all equipment and supplies including fuel
Complete exemption on all imported equipment and supplies, including fuel, for five years after the start of production. Customs duties of 5% thereafter on equipment and supplies imported, except fuel, lubricants, mine supplies and spares that will continue to be exempted from duty.

Corporate Income Tax		The corporate income tax rate of mining operations is set at 25%, tax holiday for the first three (3) financial years. A decree is to set-up precise application rules.
Withholding tax on dividends		16% on repatriated dividends and interest; 0% on dividends reinvested in national territory.
Taxation of expatriates		Expatriates and non-residents employed by the mining licence holder are taxable according to the rules set by decrees of application. In general, they are taxed at half the normal rates.

                        Table 4-3:  Mineral Tenure Summary Table

Name	District	Type	No.	Km2	Granted	Expiry
Tasiast (El Gaicha)	Wilaya de l’Inchiri	Mining Licence	PE 229	312	19 January 2004	19 January 2034
Tasiast South	Wilayas Dakhlet Noudhibou et Inchiri	Exploration licence	PRM 428	355	02 April 2008	02 April 2017

N’Daouas East	Wilaya de l’Inchiri	Exploration licence	PRM 437	1,478	02 April 2008	02 April 2017

Imkebdene	Wilayas Dakhlet Noudhibou et Inchiri	Exploration licence	PRM 237	539	19 January 2004	20 September 2014
Temeinchat	Wilaya de l’Inchiri	Exploration licence	PRM 238	746	19 January 2004	21 September 2014

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Figure 4-1:  Tenure Location Plan

                        Table 4-4:  Lease Boundary Co-ordinates

Name	Licence Number for Group 2 Minerals	Point	Coordinates UTM (E)	Coordinates UTM (N)
El Gaicha	PE 229	A	441000	2287000
		B	454000	2287000
		C	454000	2263000
		D	441000	2263000
Imkebdene	PRN 237	A	435000	2311000
		B	446000	2311000
		C	446000	2287000
		D	441000	2287000
		E	441000	2263000
		F	445000	2263000
		G	445000	2258000
		H	432000	2258000
		I	432000	2285000
		J	435000	2285000
Temeinchat	PRM 238	A	446000	2330000
		B	460000	2330000
		C	460000	2263000
		D	454000	2263000
		E	454000	2287000
		F	446000	2287000

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Name	Licence Number for Group 2 Minerals	Point	Coordinates	Coordinates
			UTM (E)	UTM (N)
Tasiast South	PRM 428	A	460000	2263000
		B	460000	2248000
		C	432000	2248000
		D	432000	2258000
		E	445000	2258000
		F	445000	2263000
N’daouas East	PRM 437	A	460000	2322000
		B	500000	2322000
		C	500000	2303000
		D	495000	2303000
		E	495000	2300000
		F	488000	2300000
		G	488000	2293000
		H	484000	2293000
		I	484000	2280000
		J	490000	2280000
		K	490000	2270000
		L	480000	2270000
		M	480000	2260000
		N	473000	2260000
		O	473000	2264000
		P	476000	2264000
		Q	476000	2268000
		R	477000	2268000
		S	477000	2271000
		T	479000	2271000
		U	479000	2283000
		V	460000	2283000

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

4.6                  Royalties

A royalty equal to 3% of the gross revenue is payable to the government. In addition, Franco Nevada Corporation holds a 2% net royalty on production in excess of 600,000 oz.

4.7                  Permits

Mine operating permits have been granted, and the key permits are as indicated in Table 4-5. The Company also holds 4 contiguous Exploration permits totalling an additional 3,118km2. All these permits are in good standing.

                        Table 4-5:  Key Operating Permits

Brief Name	Issue Date
Original Operating Permit	#407 – 27 August 2009
New Installations Permit (Dump Leach, TSF II)	# 408 – 27 August 2009
Authorization of water (12 drills from bore field)	#560 – 24 July 2008

4.8                  Environmental

Project development activities to date have been performed under the appropriate permits and regulations.  Current environmental liabilities are those that would be expected from a current mining operation, and include the mine, processing plant, tailings and waste rock facilities and grids, roads, and drill pads established to support mining and exploration activities.

An environmental impact statement (EIS) was completed for the Project in 2004 and subsequently approved by the Director of Mines and Geology on 12 April, 2005.

Following the publication of Decrees No. 2004 094 and No. 2007 105, the mine was requested to retrospectively update the application to comply with new EIS legislation. These updates were completed:

●	Terms of Reference for the EIS;

●	A conforming Environmental Management Plan (EMP);

●	Formal public inquiry;

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

●	Rehabilitation and Closure Plan;

●	Non-technical summary of the EIS aimed at the public and decision-makers.

Red Back commissioned Scott Wilson, an international environmental and engineering mining consultancy, to complete this work.

An environmental management plan (EMP) was prepared in 2007, prior to the mine opening.  The structure of the EMP is based upon Decrees No. 2004-094 and 2007-105, the Guide to preparing an Environmental Management System for the Mining Sector, prepared by the Minister in Charge of the Environment and the Minister of Mines and Industry (now Ministry of Petroleum, Energy and Mines), November 2006, and industry best practices.

In June 2009 Red Back submitted an EIA to cover the following new developments:

●	A second tailings storage facility;

●	The dump leach facility

●	An expansion of the water borefield.

The associated construction and operating permits were received in August 2009.

In May 2010, Red Back submitted an EIA for the West Branch Expansion, including:

●	The West Branch open pit

●	Leach Facility

●	Waste Rock Dump

The EIA was deemed to have been approved following the lapse of the legally required timeframe after submission.

A preliminary rehabilitation and closure plan for the mine has been produced and approved by the authorities.  As required by Mauritanian legislation, a final plan will be prepared two years before the cessation of mining.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The objectives of this closure plan are to:

●	Return the land to conditions capable of supporting the former land use (nomadic use), or where this is not practical or feasible, an acceptable alternative land use;

●	Reduce to acceptable levels the impacts that have been generated by the Project and have resulted in environmental degradation;

●	Minimise all adverse socio-economic impacts;

●	Protect health and future safety.

The plan focuses on the reclamation and decommissioning of all infrastructure.  Each facility will be decommissioned with regard to its own specific attributes.  Kinross will implement a programme of post closure environmental inspection and monitoring to ensure mine reclamation is satisfactory.  Once rehabilitation and closure is completed, Kinross will apply to the appropriate regulatory authority for a closure certificate.

4.9                  Socio-Economics

Mauritania is divided into 12 wilayahs (regions), one district (Nouakchott), 53 moughataas (counties) and 208 communes (communities).

The mine site is located in the Inchiri wilayah, which has a very low population density.  The wilayah includes the Akjoujt moughataa and two main communities, Akjoujt and Bennichab, Akjoujt being the administrative capital with a population of approximately 8,500.

The wilayah is administered by a council, directed by a governor (wali) who delegates responsibilities to ministers and administrative authorities in the regions.  The basic administrative unit, the moughataa, is directed by a Prefect (Hakem) who exercises his power under the authority of the governor.

The water wells are located in the Dakhlet Nouadhibou wilayah, with Nouadhibou as the only moughataa.  The access road and the water pipeline cross the Nouamghar commune before passing into the Inchiri wilayah.

The nearest industries to the site are in the towns of Boulanour, Akjoujt and Bennichab, which are 120 km northwest, 150 km east–southeast and 130 km southeast from the mine site respectively.

Inchiri is the least populated wilayah in the country, with the nomadic way of life being a key feature making up 20% of the total population. There tends to be a small number of nomadic people located within the vicinity of the Tasiast mine. The mine itself is located 110 km south west from the nearest permanent community of Louik, which is located in the Banc D’Arguin National Park.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

5.0                  ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1                  Accessibility

The Tasiast Permit Area is accessed from Nouakchott by using the paved Nouakchott to Nouâdhibou highway for 370 km and then via 66 km of graded mine access road which is maintained by Kinross. An airstrip has been constructed at the Mine Site and is used for light aircraft from Nouakchott.

The principal ports of entry for goods and consumables are either Nouakchott or Nouâdhibou.  Materials are transported by road to the mine site.

Routine access within the country is provided by a 11,000 km long road network, comprising ~3,000 km of paved highways and ~8,000 km of unpaved highways as well as numerous desert tracks.  A paved 470 km long, two-lane highway runs between the cities of Nouakchott and Nouâdhibou.

A 717 km long rail line located along the border between Mauritania and Western Sahara is owned and operated by SNIM.  This rail line is primarily used to haul iron ore from SNIM’s iron ore mines in Zouérate to the port of Nouâdhibou.

Access to the major urban centres of Mauritania is also possible via air.  Nouakchott is accessible via international flights operated by numerous West and North African carriers; Air France also provides a direct connection to Paris.

5.2                  Climate

Mauritania’s climate is classified as an arid desert climate (under the Köppen climate classification), with the average annual high temperature of above 44°C between May and August.  Minimum temperatures may go below 10°C in December and January.  From January to March, sandstorms frequently occur in the country; this causes sand build up and dune formation.  Sandstorms do vary in intensity and visibility can be reduced to several metres.  A rainy season, usually between July and September, does exist; however, the amount of rainfall and length of season varies spatially and temporally in the various regions of the country.  Annual rainfall varies from a few millimetres in the desert regions to as high as 450 mm in the south along the Senegal River.  During the last 15 years, the country has recorded two periods of drought, namely 1984-85 and 1991-92.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Mauritania is located along the northwestern coast of Africa and is bordered by the Atlantic Ocean to the west. The country’s land mass covers the western portion of the Sahara Desert.  Mauritania’s landmass consists mainly of flat and barren desert landscape surfaces that are cross cut by three large NE-SW trending longitudinal dune fields.  In the central part of the country, near Adrar and Tagant, several hills and mountains rise up to 915 metres above sea level (masl).  In the desert regions, vegetation is sparse, consisting of various species of trees (acacia, etc) and grasses.

Open pit mining activity is conducted year round.

5.3                  Local Resources and Infrastructure

The following subsections detail the local resources in the area, and the infrastructure associated with the Project.  Surface rights and sufficiency of the rights to support conceptual mining operations is discussed in Section 4.4.

Mining at Tasiast commenced in April 2007 and the mine was officially opened by the President of Mauritania, His Excellency Sidi Mohamed Ould Cheikh Abdallahi, on July 18, 2007.  Commissioning of the Tasiast plant continued through 2007 with commercial production declared in January 2008.

The terrain surrounding the Tasiast deposit is flat, and is adequate for construction and operation of the  camp, mine, plant, tailings, and waste rock disposal facilities.  Figure 5-1 shows the locations of the major project infrastructure; Figure 5-2 shows the mine site layout.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Figure 5-1:  Project Infrastructure Layout Plan

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Figure 5-2:  Mine Site Infrastructure Layout Plan

N
0
1.500
kilometers
Explosives Storage
Open Pit
Waste Dumps
Mine Office
Leach Pads
Plant
Village
Tailings

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

5.3.1               Current Infrastructure and Resources

Infrastructure

Current site infrastructure consists of:

●	Open pit;

●	Leach pads;

●	Waste rock facility;

●	Process plant;

●	Tailings storage facility;

●	Mine workshops and administrative buildings;

●	Power station;

●	Explosives storage;

●	Accommodation village;

●	Water bore field;

●	Water storage reservoirs.

Power

The mine is located in a remote area where there is no electrical utility grid.  Three 2.7 MW HFO generator sets supply power to the site with  back-up generation provided by eight 1.0 MW diesel generators.

Water

The source of mine water supply is located 60 km west of the mine and is comprised of a semi-saline underground aquifer, which is exploited by twenty wells.  Water is pumped to the mine site through two HDPE pipelines to the raw water storage facility at the mine site.  System capacity is estimated to be 14,000 m3 per day.  In the first quarter of 2010 pipe failure in the new 500mm pipeline reduced pumping capacity, adversely impacting the irrigation of the dump leach pads. The failing sections of the pipeline were replaced late 2010, and full dump leach irrigation rates resumed.

Reverse osmosis (RO) water treatment plants and storage basins/tanks are located at the mine site.  The saline water produced from the RO plant is used to water the haul roads.  Potable water for human consumption is bought from the Boulanouar pumping fields.  Water is also supplied for local nomadic people located within a radius of 20 km of the mine site.

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Two lined raw water storage dams have been constructed adjacent to the process facility with a combined capacity of 35,000 m3.

Workforce

As at December 2010, the mine site employed 724 people, of which 54 were expatriates.

Accommodation

A staff village has been constructed using pre-fabricated and containerised bedrooms and dormitories, 2 km from the process plant.  A mess hall, fully equipped kitchen, food storage and laundry facilities serve all employees.  Religious facilities are provided.

Communications

The plant is provided with the following communication and radio facilities:

●	Telephone system with battery back-up facility;

●	VOIP Satellite telephone system suitable for phone, fax and data transmission;

●	Base station radio system;

●	Vehicle radios;

●	Hand-held radios;

●	Cell phone coverage through a dedicated mast located at the mine village.

Waste

Waste from plant and equipment maintenance, construction, offices, kitchens and accommodation is recycled or handled in an on-site landfill.

Sewerage is disposed of through septic tanks fitted with soak away overflow systems.  Currently there are septic tank systems at the mine camp and at the mine offices.  Tanks are emptied on an ‘as required’ basis and the effluent is placed in a bunded area to dry.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

5.4                  Physiography

The topography of the Tasiast Permit Area consists mainly of flat, barren plains which are primarily covered by regolith and locally by sand dunes, or eroded paleo-lateritic profiles.  Locally, the drainage pattern within and outside of the Tasiast Permit Area consists of several intermittent dendritic first- and second-order streams that generally flow in a southwesterly direction.

The Project area has no permanent watercourse but is crossed by numerous, intermittent watercourses, known as “wadis”, which flow for only a few days per year. The largest wadi is the Khatt Ataoui wadi, which is located approximately 6 km from the mine site.

The average elevation is approximately 130 to 150 m above sea level.

The Tasiast Mine is located in the arid Saharan zone, the predominant ecological area in Mauritania, where flora is very scarce and is mainly colonized by Zygophyllum album, together with Maerua crassifolia (atil) and Asistida pungens (sbot).  Acacias are also present along many of the wadis. The well field, including the pipeline and road, are almost exclusively colonized by Zygophyllum album.  There are no forests in the area.

Small rodents (such as hares, hamsters and gerbils) are the most common mammals at the mine site, whilst jackals, fennec fox and zorille fox are most common in the well area.

There are no protected species in the Project area.  The eastern boundary of the Banc D’Arguin National Park is located about 2 km west of the well field area and 60 km from the mine site.

Current land use in the mine area consists of occasional nomadic livestock farmers. There are no villages, agricultural farms, nor artisanal mining activity within or around the mine area.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

6.0                  HISTORY

From 1962 to 1993, the Tasiast region was the subject of three regional exploration programs for pegmatites, iron ore, and nickel sulphides which were carried out by the Bureau de Recherches Géologique et Minières (BRGM) and SNIM.

Three exploration programs were carried out in the Tasiast region between 1993 and 1996 as a European Development Fund project.  Work completed included regional-scale reconnaissance geological mapping and geochemical sampling.  Traverse lines for the mapping and geochemical sampling programs were oriented east–west with samples collected at 500 m centres; this work identified the Tasiast area as being anomalous in gold.  More detailed soil sampling of the Tasiast area on 250 m spaced centres, and trenching was conducted.

Normany laSource Development Ltd, in the period 1996–2001 completed geological and regolith mapping, interpretation of satellite imagery, airborne and ground magnetic geophysical surveys, specialist petrographical, mineralogical, and geological studies, metallurgical testwork, and auger, reverse circulation (RC) and core drilling.

Midas Gold plc undertook a full review of all existing information in 2003, and prepared mineral resource estimates for the West Branch and Piment areas.  From 2003 to 2004, Defiance Mining Corporation completed mineralogical and metallurgical testwork, hydrogeological studies, a preliminary pit slope design study, RC and core drilling, a mineral resource estimate, and a feasibility study.

Rio Narcea completed additional RC and core drilling during 2005–2006.  Red Back also undertook RC and core drilling, re-estimated mineral resources, and updated engineering studies.  Mine construction was completed in 2007, with the mine formally opened in early 2008.

Between August 2007 and September 2010 Red Back completed several large exploration campaigns in the Piment and West Branch areas, as well as at several district targets. Early drilling campaigns were directed at testing the depth extents of the ore bodies at Piment and drilling oxide resources at West Branch. In October 2009, Red Back discovered the Greenschist Zone at West Branch and commenced drilling the deposit.

From September 2010 to date Kinross has aggressively ramped up exploration with the majority of activities directed towards delineating the extents of the Greenschist Zone.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Historical mineral resource estimates for the project are listed below in Table 6–1:

                        Table 6-1:  Resource Estimate History

Date	Source	COG*	Measured and Indicated			Inferred
			Mt	Au g/t	Moz	Mt	Au g/t	Moz
2000	Normandy	1.00	18.80	2.24	1.36	12.00	1.85	0.71
January 2003	Midas Gold	1.00	8.30	2.29	0.61	21.00	1.74	1.18
September 2003	Defiance	1.00	10.20	3.10	1.01	14.40	2.31	1.07
October 2003	Defiance	1.00	12.07	3.06	1.18	12.43	2.25	0.90
February 2008	Red Back	1.00	26.47	2.22	1.89	8.90	1.90	0.55
February 2009	Red Back	1.00	38.20	2.06	2.53	7.40	2.00	0.47
September 2010	Red Back	1.00	95.14	2.37	7.25	19.9	2.3	1.48

Commercial production of gold at Tasiast commenced in the first quarter of 2008, and a total of 507,000 oz has been produced by year-end 2010. A summary of gold production at Tasiast is included in Table 6–2.  There has been no historical gold production from other deposits in the Tasiast area.

                        Table 6-2: Production Summary

	Carbon In Leach			Dump Leach	Total
Year	Tonnes Milled	Grade	Recovery		Gold Produced
	(Mt)	(g/t )	(%)	(‘000 ozs)	(‘000 ozs)
2010	2.14	2.46	87.4%	36	187
2009	1.69	2.87	91.6%	16	159
2008	1.49	3.10	93.6%		140
2007	0.22	4.77	62.8%		21

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

7.0                  GEOLOGICAL SETTING

7.1                  Regional Geology

The Tasiast district lies in the southwestern corner of the Reguibat Shield (Figure 7-1), a large area underlain by Precambrian crystalline rocks that comprises the northern part of the West African Craton.  In general, the western half of the Reguibat Shield contains rocks of Mesoarchaean age (~3.1 to ~2.9 Ga), whereas those in the eastern half are Palaeoproterozoic (~2.6 Ga).  Large granitic intrusions and moderate- to high-grade metamorphic rocks including gneisses, amphibolites, and schists typify the basement rocks.  Metamorphic grade in the Reguibat Shield generally increases from mid-greenschist facies in the southwest through to granulite facies in the northeast.  Numerous N-S elongate greenstone belts occur over a broad area of the western Reguibat Shield, each marking major crustal discontinuities.  These greenstone belts are comprised of metavolcanic and metasedimentary rocks ranging in primary composition of ultramafic to felsic and likely represent the roots of volcanic arcs.  The Tasiast district falls within a cluster of several greenstone belts.  The package was cratonised at the end of the Eburnean Event and has been stable since 1700Ma.  The Reguibat Shield is bound on all sides by Pan African orogenic belts and covered in the south by the extensive intra-cratonic sediments of the Taoudeni Basin.

Four significant Archaean greenstone belts are exposed within the Tasiast district (LaSource-BRGM, 1997; Figure 7-2) and are termed, from east to west:

●         N’daouas (20 km long x 5 km wide);

●         Aouéouat (+100 km long x 15 km wide);

●         Kneffissat (+ 50 km long x 15 km wide); and

●         Hadeïbt-Agheyâne (+ 25 km long x 5 km wide).

All of the greenstone belts in the district are near N-S trending and wholly enclosed by granitic to gabbroic intrusive rocks and gneissic domes that comprise the bulk of the rocks within the district as well as those of the Reguibat Shield on the whole.  The greenstone belts comprise ultramafic to felsic volcanic and volcanosedimentary packages with variably preserved ferruginous quartzite, locally termed banded magnetite (Table 7.1).  Rock units within the belts have undergone mid greenschist to lower amphibolite facies metamorphism and multiple deformation events.  Swarms of non-foliated mafic (basaltic) dikes dominantly striking NNE-SSW and ~E-W crosscut all other rocks in the district including undeformed pegmatite units.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Figure 7-1:  Geology of the West African Craton

-20°
-10°
0°
30°
0 250 500km
N
TASIAST DEPOSIT
REGUIBAT SHIELD
TAOUDENI BASIN
TUAREG SHIELD
IULLEMMEDEN BASIN
MAN SHIELD
BENIN NIGERIA SHIELD
Mauritania
Nouadhibou
Nouakchott
Dakar
Banjul
Bissau
Conakry
Freetown
Monrovia
Abidjan
Accra
20°
10°
ATLANTIC OCEAN
30°
0°
MAP AREA
AFRICA
T Post-palaeozoic
Pl Palaeozoic Basins including Upper Pre-Cambrian
NpM Tectonized Neoproterozoic Palaeozoic Basins
pb Pan-African Belt
Po Basement rejuvinated by Pan-African Orogeny
Pp Palaeoproterozoic
A Archaean
Limit of West African Craton

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Figure 7-2:  Tasiast Property Geology and Greenstone Belts

The Aouéouat greenstone belt (AGB) is the longest belt in the district and hosts all of the known Tasiast gold deposits.  Other belts in the district contain gold occurrences but have seen significantly less exploration.  The Aouéouat greenstone belt has not been systematically geo-chronologically dated, however based on limited U-Pb model age dates obtained from gneiss/granodiorite and pegmatite intrusive rocks an age range from 3,070 Ma to 2,600 Ma is inferred (LaSource-BRGM 1997, Maurin et al, 1996).

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The major N-S structural fabric in the belts is clearly evident in both regional satellite images and geological maps for over a 100 km in strike length.  Steep foliations and localised isoclinals folds with N-S orientations are ubiquitous across the district and formed through a combination of strong early E-W shortening accompanied by sinistral shear (Davies, 2011).  Structural investigations by Key et al. (2008) recognised tightening of folds, sheared folds, strike-slip and low-angle reverse faults overprint the N-S foliation and interpreted to have developed during later NW-SE compression.

                        Table 7-1:  Table of Formations, Aouéouat Greenstone Belt, Mauritania

PHANEROZOIC
CENOZOIC
RECENT
Fluvial gravel, sand, clay, silt, latosols, duricrust, sand dunes etc.
Formation of lateritic soils and saprolite (older??)
Gabbro – dolerite dyke swarms (120-65 Ma?)

UNCONFORMITY~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

PRECAMBRIAN
PROTEROZOIC
LOWER TO MIDDLE (?)
Unmetamorphosed quartzites and mica-schists (with intercalated amphibolites and orthogneiss)

UNCONFORMITY~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

ARCHAEAN
Late intrusives
Calk-alkaline granite-granodiorite, pegmatites, granitoids (~2,600 Ma)
Gabbro – Diorite, dolerite dykes (age?)

INTRUSIVE CONTACT-----------------------------------------------

Volcano-Sedimentary pile (> 2,600 Ma)
Greywackes (epiclastics), mafic volcanics (basalts?)
Banded iron/magnetite formations inter-layered with alternating garniteferous schists, micaschists and tholeiites
Amphibolites and dacites

Basement (>2,600 Ma)
Granite gneiss, orthogneiss, migmatite domes

More recent sub-tropical conditions in the Tertiary formed laterite over the eroded basement, thin erosional remnants of which occur at Tasiast.  Elsewhere, the duricrust has been eroded and re-deposited as a component of gravel lag.  Depth of oxidation ranges from 10 to 60 m, with an overall average of about 40 m.

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7.2                  Property Geology

The property geology is characterised by orthogneiss basement overlain by deformed N-trending metavolcano-sedimentary successions and intruded by stocks of intermediate composition (Figure 7-2).  All units are cut by unfoliated and post-mineral mafic dykes.  The orthogneiss basement and intermediate intrusive rocks occur within the Tasiast property but are not observed within the mine.

Throughout the Tasiast property the volcano-sedimentary succession has been variably folded and sheared within several subparallel deformation zones.  Prospective gold trends identified within the district include (Figure 7-3):

1.         Tasiast Trend - is defined by laterally extensive subparallel iron formations units which trend N-S and hosts the Tasiast deposits. The trend runs axially through the El Gaicha mining license and beyond to both the north and south.

2.         Pantaloon Trend - is located 3 km to the east of Tasiast Trend and comprises several sub-parallel NNW trending iron formations with coincident anomalous gold.

3.         Imkebdene Trend - is located 4 km to the west of the Tasiast trend.

Known Tasiast ore deposits are aligned along a +10 km, N-trending corridor with the Piment deposits (South South, South North, Central, North, Mars and Prolongation) to the north and West Branch deposits (Greenschist, Footwall, Pluto & C17/West Branch South) to the south (see Figure 7-4).  Locally at the mine, the succession comprises mafic to felsic volcanic sequences, iron-rich formations and clastic units that have been metamorphosed from mid greenschist to lower amphibolite facies. Recognised mine units are briefly discussed below.

7.2.1              Greenschist (IVC & SHT)

The Greenschist package dominantly comprises two recognisable units, IVC and SHT, and is dominantly observed at West Branch and to a lesser extent Piment.  Contact between the two units ranges from sharp to gradational.

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Mafic to intermediate meta-volcanic rocks (IVC)

The oldest rock unit recognised within the mine area is a very fine- to fine-grained, dark green to brown mafic rock composed of varying amounts of actinolite, biotite, plagioclase and garnet.  This weakly to moderately foliated metavolcanic unit is locally termed IVC and the protolith is interpreted as a mafic to intermediate metavolcanic rock.

                        Figure 7-3:  Tasiast Exploration Trends

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Plagioclase-biotite schist (SHT)
A medium- to fine-grained, light to medium gray, intermediate rock dominantly composed of plagioclase, quartz, and biotite.  The unit comprises a distinctive wavy to anastomosing biotitic foliation and interpreted as stratigraphically above the IVC.  The unit is locally termed plagioclase-biotite schist (SHT) and interpreted as an intermediate metvolcanic unit.

7.2.2               Felsite (FVC)

Stratigraphically overlying the Greenschist package is a cream, microcrystalline quartzo-feldspathic rock with locally <1% quartz phenocrysts.  This siliceous unit is locally termed felsites (FVC) and occurs discontinuously throughout most of the Piment and West Branch deposits.  The FVC is volumetrically greater at West Branch than at Piment.  Locally the upper contact of the hangingwall unit contains sulphidic fragmental zones with a minor fine- to medium-grained pyrite.  The unit ranges moderately to intensely phyllosilicate-rich foliation.  The rock is interpreted as meta-dacite to -rhyolite.

7.2.3               Banded Magnetite Formation (BIM/BIF)

Alternating, rhythmic bands of light to dark green rock composed of dark greenish gray magnetite-actinolite-biotite and light gray siliceous layers.  Locally the unit is termed banded magnetite formation (BIM/BIF).  Bands within the BIM/BIF vary in thickness from 0.2 cm to 1 cm, and have typically sharp but often wavy contacts.  Mesoscopic folds within the unit are typically tight to open isoclinal.  The contact between the BIM/BIF and FVC consists of a prominent 1 to 3 m wide sulphide-garnet-actinolite-quartz assemblage.

7.2.4               Epiclastitic (SVC)

A thick sequence of fine- to thickly-bedded siliceous and feldspathic sandstone and conglomerate horizons.  The rocks are comprised of a diverse assemblage of fine- to coarse-grained horizons containing quartz, feldspar, and biotite, and the protolith is interpreted as an epiclastic units.  At West Branch, the base of the SVC in the hangingwall block contains a 1 to 10 m thick horizon comprised of euhedral sphene (0.5 to 2.0 cm) and diamond-shaped biotite (0.2 to 0.5 cm) porphyroblasts.  This hangingwall horizon likely reflects a titaniferous sandstone protolith.

The eastern occurrence occurs structurally above the eastern or upper BIM/BIF and hangingwall to the Piment Shear Zone.  The western or lower SVC occurs in the footwall of the West Branch Shear Zone.

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7.2.5               Mafic dikes (MDO/MGD)

Mafic dikes are dark olive green, fine- to medium-grained, and comprised of weakly porphyritic as principal constituents.  The dikes are typically less than 5 m wide, weakly magnetic and have locally developed hornfelsed and brecciated margins with a carbonate-chlorite assemblage.  The dikes are dominantly barren and crosscut mineralised units.

7.3                  Structure

Major known Au deposits in the Tasiast Trend are bound by two main structures termed Tasiast/West Branch (to the west) and Piment (to the east; Figure 7-4).  These laterally continuous structures (traced over +10 km) along with the dominant foliation are east-plunging.  Individual structures are typically 0.5 to 10 m wide, characterised by planar-laminated foliation and interpreted as thrust in a thrust-ramp geometry (Davies, 2011).  The second-order fault splay arrays link the bounding structures and are recognized most commonly at contacts of lithologic units.  Hydrothermal alteration assemblages and quartz veins are spatially associated with major fault zones and adjacent host rocks.

At West Branch, first-order controls on mineralisation include several subparallel anastomosing faults termed from east (footwall) to west (hangingwall) as West Branch, Pluto, Pluto Hangingwall, Redback, and Piment (Figure 7-4).  These anastomosing stacked faults dip consistently eastward at moderate to steep angles and are dominantly observed in the FVC, IVC, SHT and BIM/BIF.  Veins subparallel and oblique to foliation are dominantly formed in the SHT and IVC units over horizontal widths of up to 100 m.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Figure 7-4:  Plan Map of the Main Structural Features.

Prolongation
Piment Thrust
Mars
Piment Nord
Tasiast Thrust
Piment Central
Legend
Sm
Dyke
Fault, <Null>
Thrust, <Null>
Thrust, Piment Thrust
Thrust, Tasiast Thrust
Dol, Dolerite
Asq, Psammite
Aepi, Epiclastic
Ai-FeOx, Oxidised shear /
Aiv-Sf, Felsite - sulphidic
Aiv, Felsite
Ai, Iron formation
AGst, 'Greenstone'
Abs, Chlorite schist
Piment Deposits
West Branch Deposits
Piment Sud
West Branch
Pluto
N
0
1
Km

Note: based on exposed rock at the Piment deposits and northern portion of the West Branch deposits (Davies, 2011).

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

                        Figure 7-5:  Geological Cross Section Through the Greenschist Zone at West Branch (looking north)

Note: Highlights the recognised 1st order structures (dashed black lines).

Rock units are:

Felsite ( SVC) = yellow,

Epiclastitic (FVC) = magenta,

Mafic to intermediate meta-volcanic rocks (IVC) = green,

Banded Magnetite Formation (BIF) = blue

Mafic Dikes (MDO) = orange.

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Tasiast Project
Mauritania
NI 43-101 Technical Report

8.0                  DEPOSIT TYPES

The Tasiast deposits are hosted in Archaean volcanic-sedimentary sequences that have been deformed and metamorphosed from greenschist to lower amphibolites facies.  Ore mineralisation is both structurally and lithologically controlled, and epigenetic in style.

Regional geological setting and deposit features at Tasiast are similar to other well known Archaean cratons and greenstone belts that host significant Au deposits, including the Laverton Belt in the Yilgarn Craton of Western Australia and the Abitibi Belt in the Superior Craton of Canada.

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Tasiast Project
Mauritania
NI 43-101 Technical Report

9.0                  MINERALISATION AND ALTERATION

Gold mineralisation and associated alteration assemblages at the Tasiast deposits have been defined over a strike length of greater than 10 km and to vertical depths of at least 740 m. All of the significant ore bodies defined to date have a moderate dip to the east and southerly plunge. Notable variations between the two centres include the ore host rock and continuity of individual ore shoots. The majority of mineralisation at West Branch is hosted in the altered and veined Greenschist package (mainly the SHT unit and to a lesser extent IVC) dominantly bound by footwall and hangingwall FVC. The Greenschist zone is characterized by consistently thick intervals averaging approximately 40-100m wide.  Individual shoots are continuous over a strike length of at least 1,000 m.. In comparison Piment mineralisation is largely hosted along fault splays and within the adjacent altered and veined BIM/BIF and SVC units. Individual ore shoots at Piment have been continuous traced over 300 m.

West Branch alteration assemblages recognised in the Greenschist package include a central biotite-carbonate-quartz-pyrrhotite-pyrite ± magnetite ± garnet ± tourmaline ± leucoxene that is dominantly developed within the SHT unit (Pollard, 2011) and is termed BST.  Localised but intense quartz alteration is also strongest developed in the SHT and associated with quartz veins.  The BST assemblage grades to an outer biotite-amphibole-carbonate-quartz-pyrite-pyrrhotite ± magnetite ± garnet followed by amphibole-biotite-garnet ± carbonate ± quartz ± pyrite ± pyrrhotite assemblage.  These assemblages are termed GST2 and GST1, respectively, and both are mainly hosted in the IVC unit.  Other alteration assemblages that are volumetrically minor include sericite-zoisite ± quartz ± carbonate and a late overprinting albite-sericite-carbonate.  The FVC units have been variably altered by biotite, muscovite, pyrite and quartz, and contain variable quartz vein density.

At West Branch several generations of veins are recognised within the Greenschist package and include the following (ordered youngest to oldest):

1)         Early milky white quartz that are commonly folded and boundinaged.

2)         Quartz-albite-tourmaline veins that are boundinaged and attenuated.

3)         Greenish gray to translucent quartz ± native gold veins with a silica selvedge.

4)         Quartz-amphibole-biotite-carbonate-pyrite-garnet veins that have a low-angle obliquity to foliation.

5)         Quartz-carbonate-biotite ± actinolite ± pyrite ± pyrrhotite ± tourmaline ± magnetite ± garnet veins that crosscut foliation at a high-angle.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

At Piment the main alteration assemblage comprises magnetite-quartz-pyrrhotite ± actinolite ± garnet ± biotite.  The assemblage is spatially associated along and adjacent to the main thrusts as well as the linking fault splays.  Veins of similar mineralogy are variably developed within the hangingwall blocks, and in close proximity to the thrusts and splays.

Ore mineralogy within the Greenschist package is dominated by pyrrhotite, pyrite and native gold that occur as alteration spots commonly in and around the foliation, or as vein infill.  Pyrrhotite and pyrite occur together in many places but in variable ratios. Zones of pyrite-only and pyrrhotite-only are rare.  At Piment the main ore minerals include native gold, pyrrhotite and pyrite.  Other sulphide minerals recognized throughout both deposits but in minor to trace abundances include electrum, chalcopyrite, arsenopyrite, sphalerite, covellite, pentlandite and petzite.

The oxide zone cut by core drilling is characterized by leaching of quartz, carbonate veins and sulphides, calcrete precipitation and enrichment in iron hydroxides caused by meteoric water.  No well-defined transition zone was identified as the strongly weathered upper portion of the deposits grades into fresh.  The depth of oxidation is in the order of 50 m and no supergene enrichment of gold is apparent.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

10.0                EXPLORATION

Exploration has been undertaken by Kinross, its precursor companies (e.g. gold exploration by NLSD), or by contractors (e.g. geophysical surveys).

10.1                Grids and Surveys

Coordinate System used on site is UTM (WGS84) 28 North, however a translation constant is used (Easting of 400 000 and Northing of 2 200 000). The Original Control has been set out by IPH Engineering and ten control points are set out across the mine. Surveyors use a differential GPS for surveying at the mine.

The 2010 year end topographic surface was used to constraint the resource and reserve estimate.

10.2                Geological and Regolith Mapping

Numerous phase of geological and regolith mapping have been undertaken during the life of the Project, and range from regional (1:150,000) to prospect (1:12,500) scale.  Work was completed by the BRGM, SNIM, NLSD, Defiance, and Red Back.  Mapping is facilitated by good outcrop.  Results were used to identify areas of alteration, structure, quartz veining, silicification and sulphide outcrop that warranted additional work.

10.3                Geochemistry

Soil, grab and rock sampling were used to evaluate mineralization potential and generate drill targets.  A total of approximately 20,000 surface samples have been taken over the Project area.  Surface sampling was used as a first-pass exploration tool to identify areas of geochemical anomalism; some of these anomalies remain to be followed up.

10.4                Geophysics

Ground and airborne magnetic surveys have been completed by NSLD and Red Back.  Surveys have been used to delineate intrusive rocks, banded iron-formations, fault mapping, and sulphide-rich zones at depth.

10.5                Pits and Trenches

Excavation of trenches as an exploration technique has been very successful and was extensively used during the NLSD phase of exploration, when 55 trenches (26,593 m) were excavated, and an additional 27 trenches (1,309 m) were hand-dug.  Significant gold intersections in trenches typically overlay sub-surface zones of similar grade and width, as defined by subsequent drilling.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

10.6                Drilling

Drilling completed on the Project is discussed in Section 11.

10.7                Bulk Density

Bulk density determinations are discussed in Section 12.

10.8                Petrology, Mineralogy and Other Research Studies

In 1999, NLSD collected and carried out a petrographic and mineralogical study of 10 core samples selected from five drill holes that intersected Piment Central mineralisation.  The mineralogical and petrographic study noted the following (Bailly et al, 1999):

●	Opaque minerals of the surrounding rocks consist of abundant magnetite crystals frequently associated with graphite;

●	The mineralization assemblage consists of pyrrhotite with minor chalcopyrite and electrum ± arsenopyrite;

●	Mineralization occurs as veinlets with carbonate, biotite and, locally, blue tourmaline impregnated along bedding planes within the host rock;

In 2010, Red Back submitted 10 core samples from West Branch for a petrological and mineralogical study. Results from the work indicated significant pyrrhotite mineralisation developed along foliation planes and associated with accessory magnetite, chalcopyrite and pyrite (Strashimirov, 2010).

10.9                Exploration Potential

Mineralisation remains open both laterally and vertically at all known deposits at Tasiast. In addition first pass shallow (40m) RC drilling on regional targets across the property has intersected significant Au mineralisation at several targets and requires follow-up drilling. Exploration potential to delineate additional resources both at the Tasiast deposits and regional targets is considered excellent.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

Reconnaissance drilling has encountered encouraging gold results at the Charlize and C67 targets, located 15 km south and 5 km north of Tasiast, respectively. At Charlize, mineralization occurs near the surface in banded iron formation (BIF) rocks that are part of the same mineralized BIF sequence further north at Tasiast.  Charlize is mineralized on multiple sections that extend the zone over 4.5 strike kilometres. Gold mineralization at C67 is hosted by multiple structures in a sequence of steeply dipping BIF rocks located on a separate mineralized trend east of the main Tasiast shear zone

The Project area has considerable additional exploration potential as illustrated on Figure 10-1.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

Figure 10-1:  Exploration Targets

Note: Highlights the collar locations by depth: solid red circle is >40 m end of hole depth, solid black is <40 m.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

11.0                DRILLING

Drill campaigns completed between 1996 and 2010 comprises 3,670 RC and core holes for approximately 541,690 m (Table 11-1, Figure 11-1).

Drill programs were completed primarily by contract drill crew, supervised by geological staff of the Project operator at the time.  Where the programs are referred to by company name, that company was the Project manager at the time of drilling, and was responsible for data collection.

11.1                Drilling Methods and Equipment

11.1.1            NSLD Drill Programs

Normandy LaSource Development Ltd. completed three drill campaigns between 1996 and 1999.  This comprised 338 RC holes for 29,606 m and 35 core holes for 3,313 m.

Drilling was initially undertaken on 200 m spaced E–W sections with 50 m hole spacing along each section, to depths of 50–100 m.  Drilling methods were predominantly RC with lesser core drilling (HQ; 63.5 mm core diameter) and including core tails to some RC holes (NQ; 47.6 mm diameter core).

11.1.2            Defiance Drill Programs

From March 1 to June 18, 2003, a total of 303 RC drill holes (25,859 m, or a cumulative 26,774 m with RC pre-collars) were completed on the Piment zone by Defiance.  RC drill holes were drilled in between old NLSD RC holes along drill fences at 25 m spacing along east–west fences.  The majority of the RC drill holes were drilled at an azimuth of 270° (grid orientation) and at an inclination of -60°.  From March 2004 to October 2004, a total of 112 RC holes (6,844 m including four RC pre-collars of four deep core drill holes) were completed on the Piment Zone and to the west (as sterilisation of the waste dumps and tailings dam areas).  RC drill hole diameters were 5 5/16”.

From March 1 to May 25, 2003, a total of 29 core drill holes (1,976 m) were completed on Piment Central, Piment South, and Piment North (southern extension) by Defiance.  Core diameter used was HQ3 (61.1 mm core diameter) for 25 of the 29 drill holes, while one core hole (SC062) was drilled utilising NQ core diameter.  Seven of the core holes were drilled primarily for geotechnical purpose and three vertical PQ3 (83 mm core diameter) drill holes (SC059, SC060 and SC061) were drilled to collect samples for metallurgical test work.

Page 11-1

Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

                        Table 11-1:  Drill Hole Summary Table

		Reverse Circulation		Core
Company	Period	Holes	Metres	Holes	Metres
Normandy La Source	1996–1999	338	29,606	35	3,313
Defiance	2003	303	25,856	29	1,978
	2004	112	6,844	4	292
Rio Narcea	2007	179	22,062	18	4,160
Red Back	2007	159	16,459
Red Back	2008	1,029	113,331	21	2,069
Red Back	2009	582	116,439	29	3,784
Red Back	Jan. – Aug. 2010	511	119,134	36	5,511
Kinross	Sept. – Dec. 2010	251	54,495	34	16,357
Total		3,464	504,226	206	37,464

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

    Figure 11-1:  Property Drill Hole Location

    Note: Highlights collar location (black solid circles).

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

From March 2004 to October 2004, four core holes totalling 292 m (1,122 m with RC pre-collars) were completed on the Piment Zone to check the down-dip extension of the northern Piment Central shoot.

11.1.3            Rio Narcea Drill Programs

During 2007 Rio Narcea drill programs used an in-house CS2000 drill rig and an RC rig supplied by Drillcorp Sahara.  During the period to 10 August 2007, when Red Back acquired the Tasiast Project, Rio Narcea drilled a total of 179 RC drill holes (22,063 m) and 18 core holes (4,160 m).  The RC drilling was specifically aimed at testing the northern extensions of the Piment Zone and on infill drilling at the West Branch prospect.

11.1.4            2007-Sept 2010 Red Back Mining Drill Programs

Following the acquisition of the project Red Back commenced an aggressive programme of RC drilling to fully define the mineral resources in the Piment and West Branch mineralised zones.

In 2010 Red Back initiated a diamond drilling programme for deep exploration beyond the depth limit of the RC rigs, metallurgical test work relating to the dump and heap leach potential of the project, and for quality control purposes. Majority of holes included RC pre-collars drilled to depths ranging from 200 to 300 m and were tailed with HQ core. From January to September 2010 Red Back completed 119,134 m of RC and 5,511 m of core.

From 2007 to September 2010 Red Back completed a total of 2,281 RC holes totalling 365,363 m and 86 core holes totalling 11,364 m.

11.1.5            Sept 2010-Present Kinross Gold Drill Programs

Kinross commenced a ramp up in exploration activity subsequent to completion of the Red Back business combination.

Between September 17th and December 31st 2010, Kinross completed a further 54,495 m of RC and 16,357 m of core. The majority of metres were focussed on the West Branch deposits to expand the mineral resource, test extensions of mineralisation and continue with metallurgical test work. Majority of holes included RC pre-collars drilled to depths ranging from 200 to 300 m and were tailed with HQ core. Drill rigs used included Schramm T685WS, EDM2000 RC, EDM2000 core, UDR200, UDR650, UDR1200, Golden Bear 1400, Silver Bear A5, Coretex YDX-1800 and YDX-3L, and LF230.  A total of 25 drills are currently active on site.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

11.2                Logging Procedures

For the Defiance, Red Back and Kinross RC drill programs, the field geologist described the rock chips (dry and wet), and then placed a representative sample into pre-labelled plastic RC chip boxes.  Logging was performed on hard-copy sheets for Defiance and data recorded included drill hole ID, sample number and depth, oxidation state, colour, presence of water, sample weight, lithologies, grain size, structure, alteration, vein types, and sulphide types and percentages. For Red Back and Kinross logs were recorded directly in digital format at the rigs. Recorded data included drill hole ID, sample number and depth, oxidation state, colour, presence of water, lithologies, alteration, vein types, and sulphide types and percentages.

The Defiance, Red Back and Kinross core logging geologists completed all geological and geotechnical descriptions that were recorded on separate geological and geotechnical hardcopy log sheets.  All geological and geotechnical descriptions were encoded and standard codes were utilized during the program.  Once a core drill hole was completed, the detailed geological and geotechnical core drill logs were then submitted to the Geology Dept. for data input in Microsoft® Excel files.  Logs recorded lithology, oxidation state, grain size, structure, alteration, vein types, and sulphide types and percentages.

Definance geologists mounted a digital camera on a frame with fluorescent lights for photograph all the core boxes. Red Back and Kinross captured core images under natural light.

11.3                Collar Surveys

Once an RC or DDH hole was completed during the Defiance drill programs, the surveyor would survey the collar with a Geodimeter 510 total station instrument, whereby each measurement was taken on the west side of the collar.  The surveyor would record the X, Y and Z (RL) coordinates digitally for each drill hole.

During Red Back and Kinross programs, the surveyor would survey the collar upon completion of the hole using a DGPS. The X, Y and Z (RL) coordinates were digitally recorded and emailed to the database manager.

11.4                Down-hole Surveys

During the Defiance drill programs, down hole surveys of the drill holes were completed with a Humphries gyroscope due to the strong magnetism of the BIF units.  Down-hole gyroscope measurements for drill holes drilled from 0 to 60 m involved a reading taken at 10 m intervals; a reading was taken every 20 m down the hole for drill holes >60 m depth.  The gyroscope was oriented using the Geodimenter total station relative to the local NLSD 2500 E baseline grid.  All of the survey data was digitally acquired, recorded and submitted to Defiance on a weekly basis on floppy diskette by Surtron survey personnel as Excel and Word files.  Defiance personnel would review the raw collar and down-hole survey data and then incorporate it into Defiance’s database software.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

Down hole surveys completed during Red Back and Kinross programs used north seeking gyroscope (continuous and multishot), Mems gyroscope and single shot reflex instruments.  Survey data was digitally acquired, recorded and submitted to Red Back and Kinross on a daily basis via email.  The tools were calibrated on a weekly basis from a station.

11.5                Recovery

Sample recovery for RC drilling in the NLSD campaigns is reported to have been good.  SRK in 2003 noted that drill core recovery was variable in the oxidised zone, and high (90–100%) in the fresh rock.

Diamond core recovery from Red Back and Kinross drill programs was high with the average RQD greater than 94%.

11.6                Deposit Drilling

The Piment and shallow portion of West Branch deposits have typically been drilled out at approximate 25 m x 25 m spacing, whilst the deeper portion (below 430 m vertical) of West Branch has been drilled out at 100 m x 100 m spacing.

Drill hole inclinations vary from -50° to -75° and the mineralized zones dip between 45° and 55°.  Therefore most holes intersect the zones at an angle and the drill hole intercept widths reported for the Project are not true widths.  Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths.

An example of the relationship between true widths, drill intercepts, lithologies and gold grades for drill-hole intervals in drill holes is shown on the cross-section included as Figure 11-2.

Example drill intercepts are summarized in Table 11-3, and are illustrative of nature of the mineralization within the mineral resource estimate area.  The example drill holes contain non-mineralized intersections and areas of higher-grade in lower-grade intervals.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

11.7                Geotechnical, Hydrological, and Metallurgical Drilling

For the purposes of identifying potentially suitable locations for mine infrastructure, hinging on rock mass characteristics and ground water conditions, geomechanical drilling campaigns were conducted in various areas.

Hydrological drilling was conducted in the area of the water borefield, to identify sufficient water for processing.

Large diameter core holes were completed to provide sufficient sample for metallurgical testwork.

11.8                Comment on Drill Programs

In the opinion of the QPs, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in exploration and infill drill programs are sufficient to support mineral resource and mineral reserve estimation as follows:

●	Core logging meets industry standards for gold exploration;

●	Collar surveys have been performed using industry-standard instrumentation;

●	Downhole surveys performed have been performed using industry-standard instrumentation;

●	Recovery data from core drill programs are acceptable;

●	Geotechnical logging of drill core meets industry standards for open pit operations;

●
Drilling is normally perpendicular to the strike of the mineralization.  Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;

●
Drill orientations for Tasiast are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area.  Drill orientations are shown in the example cross-section (Figure 11-2), and can be seen to appropriately test the mineralization;

●	Drill hole intercepts as summarized in Table 11-3 appropriately reflect the nature of the gold mineralization;

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

12.0                SAMPLING METHOD AND APPROACH

12.1                Geochemical and Trench Sampling

As the geochemical and trench data have been superseded by information from drilling and mining operations, these sample types are not discussed further in the Technical Report.

12.2                NLSD

Little information has been preserved on the detailed procedures used in this drilling by Normandy LaSource Development Ltd.

12.3                2003-2004 Defiance and 2007 Rio Narcea

RC Sampling

All of the RC holes were sampled at one-metre intervals and each sample was collected in a large plastic sample bag that was held below the cyclone spigot by a drill helper.  All samples were sent off for assay except those that originated from the non-mineralized hanging wall at the start of each hole. To avoid sample contamination after a drill run was completed, blow-backs were carried out at the end of each 6.0 m run by the driller whereby the percussion bit was lifted off the bottom of the hole and the hole was blown clean.  When water was encountered in the hole, the driller would dry out the hole by increasing air pressure into the hole and lifting and lowering the rods prior to continuing the drilling.

Throughout the Defiance RC drill program, logging of all RC drill holes was conducted by the field geologist at the drill site.  After each drilled 1.0 m interval, the sample was weighed, sieved and split to give a 2-3 kg sample for analysis.

 A representative sub-sample for geological logging was collected from the large sample bag by spearing a small diameter PVC pipe into the bag and emptying the contents of the PVC pipe into a hand sieve.

At the end of each day or at the completion of an RC hole, calico sample bags for RC drill holes completed that day were loaded onto a 4x4 pick-up truck by the field geologist and then delivered directly to the onsite sample preparation laboratory.  Once the samples were unloaded from the pick-up truck and both the field geologist and lab technician confirmed receipt of all calico sample bags, the field geologist then registered the sample number bag sequence.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

Diamond Drill Core Sampling

Upon the completion of the geological and geotechnical core logging of a diamond drill hole, Defiance’s core logging geologist identified the sections of core to be sampled and analysed for gold. Once identified, the core-logging geologist measured and marked out the sample intervals onto the uncut core’s down-hole right hand side of the orientation line and recorded the individual sample intervals onto a core-sampling sheet.  The core was sampled according to lithological boundaries and vein widths, but the maximum sample interval did not exceed 1.50 m in length.

At the core cutting facility the drill core boxes were stacked in ascending order so as to avoid sampling mix-ups.  The core was cut on the line marked by the geologist and one half of the core placed in a numbered calico bag.

Once the core for a drill hole was cut and sampled, the core cutter and the core logging geologist then delivered the samples, with the core sampling sheet, to the preparation laboratory technician for sample preparation.

12.4                Red Back and Kinross

RC Sampling Procedure

To minimise down-the-hole deviation, RC drilling is conducted with contract single and multi-purpose rigs using a standard 5½” face sampling hammer leading a 4½” 6 m rod string.

The entire sample is collected in a large plastic bag tightly clamped onto the cyclone base. The entire length of each RC hole is sampled. A one-meter sample length is used in all holes. Dry samples, of nominal 20 to 25 kg weight, are reduced in size by riffle splitting using a two stage Jones riffle splitter to about three kilograms, and then placed in pre-numbered sample bags for dispatch to the assay laboratory. A record is made at the drill site of the sample identity numbers and corresponding intervals, and this is also recorded in the geological log.

DH Sampling Procedure

For diamond drilling, core was transported from the drill rigs to the core facility where geological and geotechnical core logging was completed. The geologist marked one-metre intervals and orientation lines along the core axis for core cutting. A record was made at the core facility of the sample identity numbers and corresponding intervals. At the core cutting facility the drill core boxes were stacked in ascending order so as to avoid sampling mix-ups.  The core was cut on the metre and orientation lines and the right hand side of the core looking down-hole is placed in a numbered plastic bag with sample ticket.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

Once the core for a drill hole was cut, sampled and bag sealed, the core was then stored in a secure area for sample dispatch.

QAQC Sampling Procedure

Routine analytical sample ‘Duplicates’ are collected every 20th sample, and submitted in blind sequence every 20th and 21st within the sample stream. For RC samples only a further representative triplicate sample intervals are also routinely collected every 60th original sample in the sequence and retained for later submission to a 3rd party, independent referee laboratory. Analytical ‘Blanks’ are inserted every 20th original sample and are taken from barren dune sand collected form a source distant from the mine.  GANNET, ROCKLABS and GEOSTATS certified reference materials (CRM) pulps are selected relative to important ‘resource thresholds’ and inserted as standards every 20th sample.  All QAQC samples are inserted by the rig geologist at the rig.  Grades of standards to be used are selected by the senior geologist and provided to the rig geologist in his rig box.  TMLSA submit 16% routine QC samples within the sample stream. Holes are submitted by the rig geologist direct to the on-site lab as individual batch jobs or dispatched to Mali from site.

In contrast to Defiance and Rio Narcea, Red Back/Kinross routinely samples every metre drilled for RC and selective sample diamond holes based on visual evidence of alteration and mineralisation.

12.5                Density/Specific Gravity

The results from 1,699 bulk density determinations completed by NLSD at Tasiast during previous drilling programs are available.  The origin of the sample, its borehole number and sample depth was entered as an individual MS Access database file into NLSD’s project database.  However, information on the sample size/length, lithology and oxidation state was not recorded in the NLSD database.  The bulk density measurement for each NLSD sample was derived by using the Weight in Air/Weight in Water method.  The oxidized core samples were sealed with molten wax and re-weighed to determine the weight of the paraffin coating, prior to weighing in water.  The bulk density determinations were done on short (5 cm), half core specimens, taken at close intervals.  The NLSD bulk density data were collected from one core hole in the Piment South area and from 13 core holes from the Piment Central area.

Page 12-3

Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

A total of 131 bulk density measurements were carried out on lengths of complete drill core by Defiance during their programs.  Density determinations were undertaken prior to core sawing on 131 samples of about 8 cm to 15 cm in length and of both HQ and HQ3 diameter.  The water displacement method was used.

Since 2008 to December 2010 Red Back/Kinross completed 3,415 determinations of bulk density (BD) using the Archimedes method have been undertaken on core samples. The samples were selected to provide a representative suite of densities covering all major lithology types and from all oxidation levels. This data was used in conjunction with 3-dimensional geological modelling and a remodelling of oxidation surfaces based on re-logging of all Red Back/Kinross drill holes as input into the revised resource estimate.

12.6                Comment on Sampling Method

A description of the geology and mineralization of the deposit, which includes lithologies, geological controls and widths of mineralized zones is given in Section 7 and Section 9.

A description of the sampling methods, location, type, nature, and spacing of samples collected on the Project is included in Section 10 and Section 12.

A description of the drilling programs, including sampling and recovery factors, are included in Section 11 and Section 12.  No factors were identified with the drill programs that could affect mineral resource or mineral reserve estimation.

Figure 11-1 in Section 11, which shows drill hole collar locations for the Tasiast deposits, indicates that the size of the sampled area is representative of the distribution and orientation of the mineralization.

A summary of relevant sample composites with sample values and estimated drill intercept widths was included in Figure 17-6.  This section displays typical drill hole orientations for the deposits, shows summary assay values using histogram ranges for assay intervals that include areas of non-mineralized and very low grade mineralization, and outlines areas where higher-grade intercepts can be identified within lower-grade sections, with the higher-grade values noted in the accompanying text.  The section confirms that sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades.

Data validation of the drilling and sampling program is discussed in Section 14, and includes review of database audit results.

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

In the opinion of the QPs, the sampling methods are acceptable, meet industry-standard practice, and are adequate for mineral resource and mineral reserve estimation and mine planning purposes, based on the following:

●	Data are collected following industry standard sampling protocols;

●	Sampling has been performed in accordance with industry standard practices;

●
Sample intervals in RC and core drilling comprise a maximum of 1.5 m for core and 1–2 m for RC.  Samples are broken at lithological and mineralization changes in the core.  Sample intervals are typical of sample intervals used for gold mineralization in the industry, and are considered to be adequately representative of the true thicknesses of mineralization.  Not all drill material was sampled in early drill programs;

●	The specific gravity determination procedure is consistent with industry-standard procedures;

●	There are sufficient specific gravity determinations to support the specific gravity values utilized in waste and mineralization tonnage interpolations.

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Kinross Gold Corporation
Tasiast Project
Mauritania
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13.0                SAMPLE PREPARATION, ANALYSES, AND SECURITY

Project staff of the operator at the time were typically responsible for the following:

●	Sample collection;

●	Core splitting;

●	Delivery of samples to the analytical laboratory;

●	Density (specific gravity) determinations;

●	Sample storage;

●	Sample security.

13.1                Analytical Laboratories

Sample preparation was undertaken on site by NLSD staff during their drill programs.  Analytical laboratories used were the BRGM laboratory in Orleans, France and the OMAC laboratory in Ireland.  Quality assurance/quality control (QA/QC) was undertaken by Genalysis Laboratories in Perth, Australia, and SGS Laboratories in France.  Laboratory accreditations at the time are not known; all analytical laboratories were independent of NLSD.

During Defiance’s RC and diamond drill program, the analytical work was carried out by SGS Analabs in Kayes, Mali and by Abilabs located in Bamako, Mali.  Analabs is an ISO accredited laboratory whereas Abilab is not ISO accredited.  The laboratories were independent of Defiance.

Following Red Back’s acquisition of the project in August 2007, an onsite SGS Analabs assay facility became operational.  Prior to that time samples had been prepared on site by Red Back staff under supervision of senior geological staff.  All drill samples since 2007 have been prepared and analysed under contract by SGS on site and by SGS Analabs in Kayes, Mali, SGS Analabs in Morilla, Mali, and SGS in Ouagadougou, Burkina Faso.  Laboratories were independent of Red Back.  The two SGS laboratories hold ISO:9000 accreditations.

In December 2010 SGS constructed and commissioned a sample preparation facility in Nouakchott, Mauritania, and selected samples were submitted to the facility for preparation.

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Kinross Gold Corporation
Tasiast Project
Mauritania
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13.2                Sample Preparation

For Midas, Defiance, and Rio Narcea RC drilling, the entire RC calico sample bag was oven-dried for 24 hours, and then weighed prior to pulverization of the entire 2–3 kg sub sample using a Labtecnics  LM5 mill.  Each core sample was crushed to -10 mm in a jaw crusher and the entire sample was pulverised to P90 -75 µm using a Labtecnics LM5 mill.  Barren dune sand was used to clean the bowls after every sample.  The pulverised material was sampled using a spatula and two 120 g pulp sub-splits were then taken, one packet was prepared for shipment to the assay laboratory and one packet remained on site for future checks.  Blanks of dune sand and certified reference materials were added at this stage.

Sample pulp shipments were carried out on a weekly basis, with samples packed in wooden boxes.  The sample preparation laboratory manager completed a sample submission sheet, the original of which was placed inside the boxes, and then the boxes were secured and transported to Nouakchott, where Mauritanian Customs clearance was completed prior to shipment.  The samples were then shipped by airfreight to SGS Analabs.

At SGS Tasiast and SGS Nouakchott, the entire RC and core sample bag is oven-dried for 24 hours, weighed and then crushed to 75% passing -2 mm.  At SGS Tasiast a 1.5kg sub sample is split using a Jones riffle splitter and pulverized in a Labtech Essa LM2 ring pulverizer using a 2 kg bowl to 85% passing -75 µm.  At SGS Nouakchott the sample is split once using a using a Jones riffle splitter and pulverized in a Labtech Essa LM2 ring pulverizer using a 2 kg bowl to 85% passing -75 µm.  Both labs took 200 g subsample for Au fire assay.

For RC and core samples processed by SGS Analabs in Kayes, samples are stockpiled in a secure area within the Tasiast core facility and picked up by a truck contracted by Analabs for shipment to Kayes.  The entire core and RC sample bag is oven-dried for 24 hours, and then weighed prior to pulverization.  Samples are crushed to 75% passing -2 mm and two 1.5 kg sub sample are split using a Jones riffle splitter and pulverised in a Labtechnics LM2 ring pulverizer using a 2 kg bowl to 85% passing -75 µm. These two pulps are recombined prior to being subsampled (200 g) for Au fire assay.

13.3                Sample Analysis

For the samples processed by BRGM on behalf of NLSD, the following methods were used:

●	Roasting (77 Phase 1 samples and all Phase 2 samples)

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Tasiast Project
Mauritania
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●	Total attack (hydrofluoric acid and aqua regia);

●	Atomic absorption (AA) analysis, detection limit: 20 ppb Au (Phase 1) and 100 ppb Au (Phase 2).

SRK, in 2003, noted that check analysis of 74 Phase 1 samples showed no significant variations between roasted and non-roasted samples.

Omac used the following methods on samples processed for NLSD:

●	Ignition / Aqua Regia Digest / MIBK Extraction / AA on 30 g sample; detection limit: 10 ppb Au; 10% repeats.

●
Fire assay (30 g sample): re-analysis of 903 mineralised samples (Phases 1 & 2) + all samples >1 g/t Au and those <1 g/t Au which were included in mineralised intersections (Phases 3 & 4); detection limit: 10 ppb Au.

All of the sample pulps from the Midas, Defiance and Rio Narcea drill programs were analysed for gold using a 50 g fire assay with an atomic absorption spectroscopy (AAS) finish at both laboratories.  The Analabs 50 g fire assay/AAS method (FA50) has a lower detection limit of 0.005 g/t Au; Abilabs’ lower detection limit is 0.010 g/t Au.

Analabs routinely ran random check assays in all batches.  However, when the laboratory was notified of possible samples containing high values of gold for the core samples, Analabs carried out a fire assay/AAS method, with repeats in some case, as well as fire assay/gravimetric analysis for samples grading greater than 5.00 g/t Au.  Analabs also provided Defiance with its internal QA/QC data during the analysis period.

For Red Back and Kinross samples, sample pulps were analysed for gold using a 50 g fire assay with an AAS finish with a detection limit of 0.01 g/t.

13.4                Quality Assurance and Quality Control

Most of the documented QA/QC sighted by SRK in 2003 on NLSD samples related to measurements of the analytical errors through pulp duplicates, where two analytical methods (aqua regia:AAS and Fire assaying:FA) are compared.  No significant problem was detected.  In early 2003 a total of 429 pulp samples, collected by staff from Tasiast Mauritanie Limited and representing close to 10% of the mineralised samples within the wireframed resources, along with 54 standards (of values 0.5, 1.66 and 3.22 g/t) and 18 blanks were re-assayed by Genalysis.  SRK noted that the Genalysis results compared well with the database and standards and blanks were assayed within acceptable limits.

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Tasiast Project
Mauritania
NI 43-101 Technical Report

For the Defiance and Rio Narcea drill programs, a total of 21,686 RC sample pulps, including field duplicates, blanks and standards, and 904 DDH core sample pulps, including field duplicates, blanks and standards, were shipped in 16 batches, of which 14 went to Analabs and two went to Abilabs.  Included within these sample batches were a total of 774 field duplicate samples, each one being a second split from a 1 m-interval field sample bag, and 1,136 preparation duplicates, each one being a second split from the pulverised RC and core sample at the preparation laboratory.

The analytical QA/QC program implemented by Defiance was monitored by the routine submission of commercial standard reference materials (SRMs) purchased from Gannet Holdings Pty. Ltd. of South Perth, Western Australia.  SRMs were inserted at every 20th sample and an internally prepared coarse blank sand inserted at every 10th sample within the RC and core sample stream.  Field duplicates were collected by the field geologist after the completion of each RC hole and the number of field duplicates on a per RC hole basis was dependent on the length of the hole or equivalent to every 20th sample.  Preparation duplicates were selected for every 20th sample number in a sequence and submitted as a separate sample number series on a per batch basis.

Red Back and Kinross routinely insert analytical RC and core sample ‘Duplicates’ every 20th sample, and submitted in blind sequence every 20th and 21st within the sample stream. For RC samples only a further representative triplicate sample is also routinely collected every 60th original sample in the sequence and retained for later submission to a 3rd party, independent referee laboratory. Analytical ‘Blanks’ are inserted every 20th original sample and are taken from barren dune sand collected form a source distant from the mine.  GANNET, ROCKLABS and GEOSTATS certified reference materials (CRM) pulps are selected relative to important ‘resource thresholds’ and inserted as standards every 20th sample.  All QAQC samples are inserted by the RC rig geologist at the RC rig or by the core geologists at the core facility.  Grades of standards to be used are selected by the senior geologist and provided to the rig geologist in his rig box.  TMLSA submit 16% routine QC samples within the sample stream. Holes are submitted by the rig geologist direct to the on-site lab as individual batch jobs or dispatched from site to Mali labs.

13.5                Databases

Red Back and Kinross import and store drill related data in a Century database management system (CDMS) under the supervision of an experienced on-site database manager. All drill data has been imported into this system and has been re-validated. The drill data for resource estimation purposes was exported as comma delimited ASCII files. The CDMS was also used to generate monthly and yearly QAQC reports.

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Tasiast Project
Mauritania
NI 43-101 Technical Report

13.6                Sample Storage

Sample pulps are returned from the lab in plastic vials or sealed paper envelopes, and these are stored in sealed containers at site. Majority of historic coarse reject samples were not stored, but Kinross has recommenced storing selected mineralised coarse reject material.  Drill core is well stored in stacked wooden trays and by hole. Some core intervals have been totally sampled for metallurgical or check sampling.

13.7                Sample Security

Following Kinross’ acquisition of the project in September 2010, all drill samples collected are under direct supervision of Project staff of the operator at the time, up to the moment they are delivered to laboratory staff. Samples, including duplicates, blanks and certified reference materials are delivered daily from the drill rig to a secure storage area within the Tasiast core facility.

Chain of custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory..

13.8                Comment on Sample Preparation, Analysis and Security

In the opinion of the QP, the following conclusions can be reached for the sample preparation, analysis, QA/QC and sample security aspects of the Project:

●	Geochemical sampling covered sufficient area and was adequately spaced to generate first-order geochemical anomalies, and thus is representative of first-pass exploration sampling;

●
Drill sampling has been adequately spaced to first define, then infill, gold anomalies to produce prospect-scale and deposit-scale drill data.  In general, the drill collar spacing ranges from 25 m x 25 m to 100 m x 100 m;

●
Sample preparation for RC and core samples has followed similar preparation procedures.  These procedures are in line with industry-standard methods, and suitable for the greenstone- and BIF-hosted coarse-gold deposit style;

●
The QA/QC program comprised insertion of blank, duplicate and SRM samples.  The QA/QC program results do not indicate any problems with the analytical programs, therefore the gold analyses from the RC and core drilling are suitable for inclusion in mineral resource and mineral reserve estimation;

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Tasiast Project
Mauritania
NI 43-101 Technical Report

●
Data used to support mineral resource and mineral reserve estimates have subject to validation, using inbuilt software program triggers that automatically check data for a range of data entry errors.  Verification checks on surveys, collar co-ordinates, lithology, and assay data.  The checks are appropriate, and consistent with industry standards;

●
Sample security has relied upon the fact that the samples were always attended or locked in appropriate sample storage areas prior to dispatch to the sample preparation facility.  Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;

●	Current sample storage procedures and storage areas are consistent with industry standards.

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14.0                DATA VERIFICATION

A number of verification checks have been performed on data collected from the Project, either in support of technical reports, or as part of the Project feasibility study.

14.1                Verification in Support of Technical Reports

A number of external consultants and consultancies have reviewed Project data, and made recommendations for future work.

14.1.1            SRK, 2003

SRK reviewed the data available in 2003, as part of supporting documentation for the acquisition of Midas by Geomaque, and commented:

●
Although SRK was not involved in the selection and collection of the check samples, the documentation supplied by [Midas] which includes all the analytical results show that the general quality of the sampling/assaying is acceptable and to industry standards;

●
Although the density data originates from a relatively small number of drill holes, there are indications that a single tonnage factor for oxide and for primary, as used in the resource estimates, is a simplification of the true variation with depth

14.1.2            ACA Howe, 2003, 2007

Howe inspected Defiance’s sample preparation facility, and considered the facility to be reasonably well equipped and maintained, in accordance with acceptable industry standards.

Howe reported that on the recommendations of RSG Global, Midas collected a total of 429 pulp samples of known NLSD drilled mineralised zones in early 2003.  Midas inserted blanks and standards and submitted this sample batch to Genalysis.  The Genalysis results compared well with the NLSD assays and the standards and blanks inserted by Midas assayed within acceptable limits.

A comparison of RC and core duplicate samples indicated no major bias across all grade ranges.  Howe considered that the degree of scatter shown in graphed data was acceptable for resource estimation purposes.  No bias occurred towards the higher-grade original or repeat assays.

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A total of 134 one metre interval RC samples from six of Defiance’s RC drill holes and 27 core pulp samples from two Defiance core drill holes were submitted by Howe to ALS Chemex Laboratories in Mississauga, Ontario for check analysis.  Upon review of the results, Howe sas of the opinion that its independent check assay results confirmed the presence of gold mineralisation at Tasiast.

14.1.3            SNC Lavalin, 2004

Defiance selected mineralized intersections from 30 RC holes covering the four mineralized areas of the Piment Zone, which were sent to Canada for metallurgical test work.  SNC Lavalin reviewed the drillhole information on the geological sections prepared by Howe and combined the sampled intersections of several drillholes to obtain nine samples considered to be more or less representative for the various ore zones and their high and low gold grades. These samples were sent to SGS Lakefield in Ontario, Canada; an ISO/IEC 17025 accredited laboratory for assay. The comparison of the assay results of the initial samples and those from Lakefield was acceptable and showed a reasonable correlation.

SNC representatives collected eight samples of RC drilling chips that had previously been assayed by Analabs.  These samples were sent to Lakefield for assay.  Resullts showed that gold was present in the indicated mineralized zones even though the correlation was rather erratic due to the statistically low number of samples.

14.1.4            Red Back, 2008–2010

Red Back conducted an analysis of the available, historical QA/QC data from Defiance and Rio Narcea as part of the February 2008 resource update comparing all historical data with data generated by Red Back as at February 2008.

The following conclusions were noted (Stuart, 2008):

●
Globally, all of the laboratories used to compile the Tasiast resource have reported the ore grade standards well.  On average, 85% of the six +1.5 g/t Au internationally-accredited certified reference materials (CRMs) submitted reported to within an accuracy of +/-10%.  The historical pre-Red Back database reported 86%.  The Red Back database reported 84%;

●
A minor negative bias was repeated in each of the standards tested at each of the laboratories.  The negative direction of the standards bias, however, results in a degree of conservatism in the assays reported;

●
The <1.0 g/t Au standards performed less well with a range of 67–75% of the standards submitted reporting to within +/-10%.  The poorer precision and accuracy of the QAQC data below 1.0 g/t is evident across the whole of the resource timeframe;

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●
Both routine Red Back and pre-Red Back blank submissions performed well, exhibiting only a minor low level <50 ppb Au cross-contamination.  Evidence suggests a component of poor blank selection may have contributed to the Red Back higher bias and was noted for further attention;

●
The total operational precision (TOP) achieved by Red Back, demonstrated by a %MAHD = ±14% of resource grade assays >0.2 g/t Au, is generally within acceptable limits of a coarse gold deposit such Tasiast.  The coarse gold nature of the deposit is apparent within the range of errors expressed by the 90th percentile AHD = ± 58%;

●
While analysing the historical pre-Red Back duplicate data it was observed that the historical resource data reported similar “nuggetty” duplicate assaying, closely comparative to the RBK data with %MAHD = ±14% and a P90 AHD = ± 50% >0.2 g/t Au.  The datasets have equivalent coarse gold features and equivalent assaying precision;

●
The imprecision consequent of coarse gold is evident across the entire Tasiast grade profile from 0.2 g/t Au to 10 g/t Au.  Clustering of “nuggetty assaying” is often observed in mesothermal greenschist facies, epigenetic, structurally-controlled deposits at the high-grade end of the profile due to the coarse gold being hosted dominantly in the quartz vein materials, the gold being finer, and closer to sulphide lattice within the disseminated selvages;

●
Red Back considered the extant of the assay data included in the Tasiast resource data to be accurate and precise to within the inherent, natural coarse grade variation observed in the grade profile of this structurally controlled, sub-amphibolite, BIF-hosted style of gold mineralisation.

Review of the blank, duplicate and SRM submissions in 2009 indicated no significant errors or biases in the analytical data.  A total of 16,907 QA/QC samples were blindly inserted as part of the routine sample preparation and were submitted for analysis.  Red Back concluded that the QAQC data reported was of industry accepted standards and the assay data was considered reliable for inclusion in the December 2008 and 2009 resource estimations.

14.2                Kinross

The data presented below covers all QAQC data for 2010. Kinross maintained 10% total QC through the sample stream.

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In 2010 a total of 18,823 QAQC samples including standards (STD), blank (BLK) and duplicates (Dups) were submitted routinely and blindly to the labs with resource related submissions. Due to the volume of samples, three different SGS laboratories, namely Kayes and Morilla in Mali, and Tasiast in Mauritania were used for the sample analysis (Table 14-1).

                        Table 14-1:  2010 QAQC Samples by Laboratory

	Standard	Blank	Duplicate
SGS KAYE	3,509	3,650	259
SGS TASIAST	1,202	1,242	411
SGS MORILLA	3,963	4,228	359
Total	8,674	9,120	1,029

Each standard is rated on how accurately the Lab has reported its value.  A +10% (maximum) and -10% (minimum) limit has been placed on each standard to allow for what is acceptable to Red Back - TMLSA. The blanks are also expected not to report above 0.02g/t. A precision analysis is conducted on the duplicates. Precision is defined as the level of error obtained at the 90th percentile in order to reproduce a sample or data.

Results from the 2010 QAQC program are summarised in Table 14-2.

                        Table 14-2: 2010 Resource QAQC Results

	TOTAL QAQC	STD within +/- 10%	BLANKS <20ppb	DUPS MAHD P50	DUPS MAHD P90
KAYE	7,418	98%	100%	19%	55%

TASIAST	2,855	97%	98%	18%	58%

MORILLA	8,550	97%	99%	20%	56%
	18,823	97%	99%	+/-18%	+/-53%

Overall, an average of 96.96% of the internationally accredited CRM standards submitted reported within an acceptable accuracy of ±10%. Routine field blank samples submitted to the various labs reported about 95% of the samples below 0.02g/t.

The Total Operation Precision (TOP) of the duplicates as expressed by a 50th percentile (Median Absolute Half Difference) is between ±18% and ±20% for resource grade assays >0.1g/t and is within acceptable industry limits for a gold deposit. The coarse nature of the deposit expressed within the greater spread of the errors at the 90th Percentile AHD is = ±56.49% as an average for the three labs used. The 90th percentiles for the individual labs are shown in Table 14-2. TOP sampling precision of P90 +/-56.49% is high for mesothermal, coarse, quartz-veined, gold deposits as the accepted industry limit for this kind of deposit is expected to be between +/-40% to +/-50%.

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14.3                Comment on Data Verification

The process of data verification for the Project has been performed by Kinross, Red Back, and personnel of precursor companies, and external consultancies contracted by those companies.

The QPs, who rely upon this work, have reviewed the reports and is of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in mineral resource and mineral reserve estimation.

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15.0                ADJACENT PROPERTIES

This section is not relevant to the Technical Report.

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16.0                MINERAL PROCESSING AND METALLURGICAL TESTING

16.1                Mineralogy

The Tasiast ores are free-milling and amenable to gold extraction by simple cyanide leaching. The existing mill has been operating since 2008 treating fresh and oxide banded iron formation ores, and gold recoveries are expected to be between 91% and 93%. A proportion of the gold is coarse and responds well to gravity concentration. Gold mineralisation is associated with structurally controlled faults and shears, quartz-veining and silica-flooding. Gold grains observed in the exploration core holes are seen in isolated grains in quartz veins and are closely associated with pyrrhotite. The ore has relatively low levels of sulphides ~1 to 5%S, predominantly represented by pyrrhotite and to lesser extents pyrite, arsenopyrite, and chalcopyrite. Other metal contents are low such as silver ~1 to 2ppm, copper ~100ppm, arsenic ~10ppm and very low levels of mercury, less than 0.3ppm Hg.

16.2                Feasibility Stage Metallurgical Testwork

Feasibility stage metallurgical testwork was were carried out by SGS Lakefield and its subsidiary A.R. MacPherson Consultants Ltd., under the supervision of SNC Lavalin.

16.2.1            Grinding Mill Circuit Design

Grinding tests carried out by an SGS Lakefield subsidiary indicated an optimum grind of 80% passing 170 mesh to obtain over 95% gold extraction.  A conventional SAG and ball mill circuit was developed, with the SAG mill sized on the basis of results for primary ore while the oxide ore dictated the ball mill size.  The introduction of a crusher to give an SABC (SAG/ball mill/ pebble crusher) configuration was recommended to handle primary ores.

16.2.2            Magnetic Separation

Magnetic separation tests were performed by SGS Lakefield on samples containing significant quantities of magnetite to test the feasibility of rejecting a low-grade magnetic stream at coarse size.  Magnetic separation showed poor selectivity with respect to gold.  Based on the results, magnetic separation was judged impractical.

16.2.3            Gravity Separation

In addition to gold associated with fine particles, the Tasiast deposit contains coarse gold, which can be recovered by gravity concentration.  An average recovery of 22.6% (range 4–42%) was obtained when the samples were treated in a laboratory Knelson concentrator with the gravity concentrate being further upgraded on a Mozley mineral separator.  Based on the results, it was proposed that a 48” Knelson concentrator followed by a vibrating table be used to recover coarser gold directly from the grinding circuit.

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16.2.4            Cyanidation

Cyanidation test work using bottle rolls was conducted to determine gold extraction, gold recovery and reagent consumption.  The tests were carried out with and without activated carbon and with and without pre-aeration.

Initial work indicated pre-aeration before cyanidation to be beneficial but further work demonstrated that the combined effect of gravity concentration followed by carbon-in-leach (CIL) was equal or superior to the effect of pre-leaching followed by carbon-in-pulp (CIP).  The use of the former allowed a reduction in the number of tanks compared to pre-aeration/CIP.

All samples when ground to an 80% passing size of 90 µm gave an overall gold recovery of 95% or higher when subjected to gravity concentration followed by cyanidation of the gravity tailings.

A cyanide contact time of 36 hours gave significantly higher recoveries than one of 24 hours: compared to the 36 hour results, extending the contact time to 48 hours gave improved recovery ranging from 0.1–1.4% in half of the six tests and poorer results ranging from 0.7–3.9% in the other half.

Generally, the results of cyanidation tests conducted in saline water from site showed little difference when compared to those obtained when the same samples were tested under identical conditions using tap water.  However, as might be expected, the use of saline water resulted in a slight increased consumption of reagents, the average cyanide consumption rising from 0.28 kg/t to 0.39 kg/t while that of lime rose from 0.69 kg/t to 0.97 kg/t

Based on the results, a carbon-in-leach (CIL) circuit with a retention time of 36 hours and without pre-aeration was proposed and consumption rates of cyanide and lime were estimated.

16.2.5            Elution (Carbon Stripping and Regeneration)

The effect of saline water on gold elution from loaded carbon was evaluated by conducting two exploratory tests, one using deionised water (DIW) for the eluant make up, and the other using saline water from the site.  Elution with a strip solution of sodium hydroxide and sodium cyanide dissolved in saline water unexpectedly proved more efficient than the same solution prepared with deionised water, but it was proposed that deionised water be used since a white precipitate, which could result in serious scaling problems in the plant, was formed on addition of reagents to the saline water.

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16.2.6            Cyanide Destruction

Two super-composites were prepared to generate sufficient slurry to perform cyanide destruction tests.  The destruction process used the chemical reaction for the oxidation  of weak-acid dissociable cyanide using sodium metabisulphite and air, a reaction catalyzed by the presence of copper.  The test work by SGS Lakefield showed that cyanide concentration in the tailings slurry could be reduced to 1 mg/L CNWAD.  The general guideline from the International Cyanide Management Code (ICMC) specifies that a concentration of <50 mg/L CNWAD is acceptable.

16.2.7            Thickening – Cyclone Underflow

Tests by SGS Lakefield showed that the oxide sample required a much larger surface area for thickening than that for primary material, and the ultimate densities achieved on this type of ore were fairly low.  Neither pH nor salinity had any significant effect on thickener performance.

16.2.8            Filtration

Vacuum filtration tests were performed on the fresh thickener underflow slurries of both super-composites.  Results showed a very large filter area would be required to treat oxide material, and filtration was therefore judged to be impractical for the Project.

16.2.9            Thickening – Tailings

Tests by SGS Lakefield on fresh slurry samples obtained from cyanide destruction tests showed that oxide ore required a thickener with a very large area to achieve a density of only 51–52% solids, whereas the same thickener applied to primary ore would produce a final tailing density of nearly 70% solids.  Given the poor filtration test results on oxide material, in an attempt to maximize the recovery of water prior to disposal, Defiance requested Outokumpu to determine the thickener properties of Tasiast tailings with high rate and paste thickeners.  The oxide material achieved lower underflow densities with the high rate thickener and did not react as expected in the paste thickener.  The maximum underflow density achieved was only 53% solids.

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Based on the poor results with the oxide ore, the possibility of installing a tailings thickener to increase tailings density and permit water recirculation was eliminated.

16.3                Operation Stage Metallurgical Testwork

In November 2008 Kappes, Cassiday & Associates (KCA) visited site and carried out a review of applicable metallurgical testwork performed at site to establish the gold recovery that could be achieved from oxide ore using a conventional run-of mine (ROM) dump leaching method.

The testwork focused on lower-grade material, i.e. material which was below the economic cut-off grade for the CIL mill circuit, and which had to be mined.  The oxide portion of this lower-grade material was proposed to be moved directly to a conventionally-designed dump leach pad to recover the cyanide soluble gold via leaching.

The testwork samples originated from the Piment South South (PSS), Piment South North (PSN) and the Piment Central (PC) mine areas. The dump leach material constitutes a low-grade “halo” that typically is located adjacent to or in association with the higher grade ore zones that are being mined for feed to the CIL mill.  The ore zones are hosted predominantly in banded iron-formation or banded iron-formation/greenstone lithologies.

A number of column tests and two larger scale simulated ROM dump leach field trials or pilot tests were carried out by Red Back at site.  The metallurgical tests confirmed that the low-grade mineralized portions of the lithologies tested would respond well to ROM dump-type leaching.

In KCA’s opinion the ROM pilot test carried out at site on 1,648 t of ROM-type material mined from the PSS area provided confirmation that this type of material is amenable to ROM dump leaching. Based on the available metallurgical testwork using this methodology KCA recommended that Red Back used a 75% gold recovery value to forecast the ultimate gold production from the ROM dump leach.

16.4                West Branch Testwork

Preliminary testwork on samples of the greenschist zone ore shows that gravity/CIL gold recovery is expected to be 94% in a new CIL plant. Testwork by AMMTEC and SGS Lakefield on greenschist samples has shown that gold recoveries of  92% to 98% can be achieved with a grind size of 80% passing 90 microns using both saline and tap water and a leach duration of 24 hours. The testwork shows that the use of seawater will increase lime (CaO) consumption from 0.2 kt/t (in tap water) up to 2-3 kg/t due to the pH buffering effect of magnesium.

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Grinding testwork has shown that the greenschist ore is relatively hard with the average Bond ball mill work index of 13.9 and a Bond rod mill index of 18.3.  The ore is amenable to processing in a standard SAG mill, ball mill and pebble crushing grinding circuit.

16.5                Gold Recoveries

Unit gold recovery estimates for the existing plants are based on metallurgical testwork and a review of historical performance. The recovery varies by ore type, lithology and treatment method as presented in Table 16-1.

                        Table 16-1:  Metallurgical Recovery by Process

Process	Oxide	Primary
CIL Recovery	93%	91%
DL Recovery*	54% - 75%
Note: * Dependent on lithology

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17.0                MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1                Mineral Resource Estimate

Hellman and Schofield (H&S) was contracted by Kinross to update the December 31, 2010 Tasiast resource model based on additional drilling completed in January 2011.  Estimates were prepared with reference to the Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Best Practice Guidelines (2003) for preparing mineral resources and mineral reserves.

17.1.1            Database

The Tasiast drillhole database is maintained through a Century Systems Database managed on site by the exploration team at Tasiast.

The data set for the January 2011 mineral resource estimate includes all drill hole and assay information available as of 14 January 2011.

17.1.2            Block Model

Three separate block models were constructed and merged to cover the entire 10.5 km strike extent of gold mineralisation defined by drilling at Tasiast.  The block models are constructed using dimensions of 15 m (east) by 25 m (north) by 5 m (RL).

17.1.3            Wireframes

                        Lithologies

Geological wireframes were generated by site geologists using Micromine software.  Sectional interpretations based on a 25 m section spacing were wireframed to provide a seamless geological model for the resource area.  Figure 17-1 shows a three-dimensional view of the lithological wireframes constructed for the Tasiast resource study.  No wireframes were produced to represent the greenschist package (GST) lithology.  Geological interpretations for the GST are ongoing and wireframes will be available for the next resource model update.

Lithological wireframes were used to code the resource blocks by rock type for bulk density calculations and assigning metallurgical recoveries for open pit optimisation.

Kinross geologists interpreted wireframes to represent barren dykes that intrude the Tasiast gold mineralisation (Figure 17-2).  H&S used these wireframes to remove the dyke volume from the resource model.

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                        Figure 17-1:  Lithological Wireframes 3D View

Logging data was used to interpret the oxidation profiles on cross-sections to produce three dimensional surfaces.  Kinross provided H&S with a surface that separates the transition material into upper and lower zones based on metallurgical criteria.  Metallurgical test work demonstrated that the upper transition material is amenable to Dump Leaching and is therefore included with oxide material for modelling purposes.

Mineralization

Within each sub-block model a series of mineralised domains were interpreted and used to constrain the gold mineralisation at Tasiast.  The mineralised zones were outlined based on a combination of logged geology, identifying mineralisation of similar grade tenor and directional trends seen in the resource composited gold data and, where required, a nominal cut-off grade of 0.1 g/t Au.

Outlines were digitized on east–west cross-sections, with points snapped to drill traces in three-dimensions and joined to form three-dimensional wireframes.

Table 17-2 lists the domain identifier used in the resource model with its respective block model and domain description.  Figures 17-3 to 17-6 are three dimension plots showing the domain wireframes used in the resource block models.

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                        Figure 17-2:  Interpreted Dyke Model

17.1.4            Compositing

H&S composited the resource data into two metre down hole intervals before commencing the model building process.  Un-sampled or un-assayed intervals in the dataset are the result of un-sampled intervals which are peripheral to the study area so have no bearing on the resource model.  These intervals were assigned a “-9999” grade before compositing and resulting composites with negative grades were removed from the resource data set.

For each resource composite a gold composite grade is recorded and located by the mid-point de-surveyed coordinate.  In addition to the gold grade the composites are identified as belonging to either one of 14 modelling primary domains and also to either the oxide + upper transition, lower transition or fresh horizon, 1, 2 or 3, respectively (secondary domains).

The primary domains were assigned via 3D wireframes and the secondary domains were coded from the digital terrain model (DTM) surface.

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                        Table 17-1:  Tasiast Resource Modeling Domains

Block Model	Domain	Description
All Models	0	Peripheral weakly/barren mineralised zones
Western Branch	1	Footwall BIM/BIF
	2	Footwall GST Zone
	3	Southern GST Zone
	4	Central FVC Zone
	5	GST Main Zone
	6	Hangingwall FVC Zone
	7	Hangingwall BIM/BIF
Piment	1	GST Zone (Western Branch – Domain 2)
	2	Footwall Piment South South Zone
	3	Piment South South Main Zone
	4	Piment South North
	5	Piment Central Footwall Zone
	6	Piment Central Main Zone
	7	Piment North
Prolongation	1	West Zone (Western Branch - trend)
	2	East Zone (Piment – Piment trend)

                        Figure 17-3:  Western Branch Block Model Domains

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                        Figure 17-4: Piment Block Model Domains

                        Figure 17-5: Prolongation Block Model Domains

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17.1.5            Exploratory Data Analysis

Exploratory data analysis consisted of viewing histograms, frequency plots and summary statistics.

The mean grade of resource composites flagged as Domain 0 in each model area are very low, having an average grade close to 0.00g/t Au, indicating that the domaining has effectively separated out the bulk of the gold mineralisation at Tasiast.

The mean sample grades of the mineralised domains range from 0.4 to 2.0g/t Au and show coefficients of variation (CV) generally in the range of about 1.5 to 4.0, which are high and are typical for gold deposits with gold mineralisation similar to that seen at Tasiast. CV’s at these levels indicate that reliable estimation of recoverable gold grades using a linear estimator would be difficult.

The grade populations of all primary and secondary domain combinations show the positive skewness typical of gold deposits and moderate to high maximum composite grades.  Due to the nature of the gold mineralisation, coupled with the high CV’s for the mineralisation, H&S excluded some high composite grades from the data sets used for the indicator statistics and subsequent multiple-indicator kriged (MIK) model interpolation.  H&S also accepted the median as the average grade of the highest indicator class for input into the MIK model.

17.1.6            Variography

Indicator variograms were calculated and modelled for the various data subsets within the mineralised trend.  Results were:

●
West Branch mineralisation:  The spatial continuity model indicates that the dominant control on the gold mineralisation is within a moderate east-dipping plane.  Variogram ranges in the along strike and down dip direction appear isotropic.

●
Piment South North:  The spatial continuity model indicates that the dominant control on the gold mineralisation is within a moderate east-dipping plane.  Variogram ranges in the along strike and down dip direction appear isotropic.

●	Piment Central: The spatial continuity model indicates that the dominant control on the gold mineralisation is within a plane dipping moderately towards approximately grid north.

●
Piment North:  The spatial continuity model indicates that the dominant control on the gold mineralisation is the east–west direction with continuity in cross section tending to be approximately isotropic.

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17.1.7            Estimation Methodology

The basic unit of an MIK block model is a panel that normally has the dimensions of the average drill hole spacing in the horizontal plane.  The panel should be large enough to contain a reasonable number of blocks, or selective mining units (SMUs; about 15).  The SMU is the smallest volume of rock that can be mined separately as ore or waste and is usually defined by a minimum mining width.  At Tasiast, the dimensions of this block are assumed to be in the order of 3 mE x 5 mN x 2.5 mRL.

The goal of MIK is to estimate the tonnage and grade of ore that would be recovered from each panel if the panel were mined using the SMU as the minimum selection criteria to distinguish between ore and waste.  To achieve this goal, the following steps were performed:

●
Estimate the proportion of each domain within each panel.  This estimation can be achieved by kriging of indicators of domain classifications of sample data points.  In the Tasiast model proportions of each domain in each panel were calculated by passing the panels through the domain wireframes;

●
Estimate the histogram of grades of sample-sized units within each domain within each panel using MIK.  MIK actually estimates the probability of the grade within each panel being less than a series of indicator threshold grades.  These probabilities are interpreted as panel proportions;

●
For each domain, and for each panel that receives an estimated grade greater than 0.0 g/t Au, implement a block support correction (variance adjustment) on the estimated histogram of sample grades in order to achieve a histogram of grades for SMU-sized blocks.  This step incorporates an explicit adjustment for information effect;

●	Calculate the proportion of each panel estimated to exceed a set of selected cut-off grades, and the grades of those proportions;

●	Apply to each panel, or portion of a panel below surface, a bulk density to achieve estimates of recoverable tonnages and grades for each panel.

Apart from considerations of resource confidence classification, Step 5 completes construction of the resource model.  The estimates of recoverable resources for each panel may be combined to provide an estimate of global recoverable resources for the deposit.

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17.1.8            Estimation Parameters

Input parameters to the Tasiast Indicator Kriging model of the gold mineralisation included:

●	Resource data file containing metal grades located by their mid-point coordinates together with a primary domain code and secondary oxidation code;

●	Appropriate panel size, search and data constraint selection given the density of the available sample information;

●	The indicator variogram models for the gold grade distributions within each domain;

●	The class means for the various indicator classes on which the indicator variograms are based with orientations customised for each modelling domain;

●	Bulk densities for use in converting estimated volumes to tonnes.

A typical section of the gold estimate is shown in Figure 17-6.

                        Figure 17-6: Section 70900N – Gold Grade Estimation

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

17.1.9            Bulk Density Modeling

Bulk densities were assigned to the resource blocks through a weighted average bulk density value using the following procedure:

●	A lookup table of average bulk density generated based on all available determinations with bulk densities averaged across each major lithology type and also separated into oxidation level.

●	Wireframes of lithology types interpreted from the logged lithology of the drill holes and provided the estimates of proportions of each lithology type within each resource panel.

●	The interpretation of oxidation surfaces provides the proportion of oxide, upper and lower transition and fresh material within each resource panel.

17.1.10          Block Support Adjustment (Variance Adjustment)

Variance adjustment ratios were applied in estimating the Tasiast recoverable gold resources.  These ratios have been applied using the direct lognormal correction method (Journel & Huijbregts, 1978, page 481).  Selective mining (SMU) dimensions of 3 mE x 5 mN x 2.5 mRL and grade control sample spacing of 6 mE x 10 mN x 1 mRL were assumed.  The variance adjustments applied to the models represent large reductions of variance and in H&S experience are typical of this style of gold deposit.

17.1.11          Resource Classification

Panels in the resource models have been allocated confidence categories based on the number and location of samples used to estimate proportions and grade of each panel.  The approach is based on the principle that larger numbers of samples, which are more evenly distributed throughout the search neighbourhood, will provide a more reliable estimate.  The number of samples and the particular geographic configurations that may qualify the panel as Measured rather than Indicated or Inferred are essentially the domain of the Qualified Person.  The search parameters used to decide the classification of a panel resource in this study are:

●
Minimum number of samples found in the search neighbourhood:  For Measured and Indicated resources, this parameter is set to sixteen.  For Inferred category, a minimum of eight samples is required.  This parameter ensures that the panel estimate is generated from a reasonable number of sample data;

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●
Minimum number of spatial octants informed:  The space around the centre of a panel being estimated is divided into eight octants by the axial planes of the data search ellipsoid.  This parameter ensures that the samples informing an estimate are relatively evenly spread around the panel and do not all come from one drill hole.  For Measured and Indicated resources, at least four octants must contain at least one sample.  For Inferred panels, at least two octants must contain data;

●
The distance to informing data.  The search radii define how far the kriging program may look in any direction to find samples to include in the estimation of resources in a panel.  Panel dimensions and the sampling density in various directions usually influence the length of these radii.  It is essential that the search radii be kept as short as possible while still achieving the degree of resolution required in the model.  Table 17-2 shows the search radii used for resource modeling in each of the Tasiast block models.  Note that the search ellipse within each block model has been rotated to align to the general strike and dip of the gold mineralisation.  For both Western Branch and Piment a 50º rotation around the y axis is used to orient the x search direction down 50º towards mine grid east.  At Prolongation a 10º rotation around the z axis and 60º rotation about the y axis aligns the search ellipse to the general strike and dip of the gold mineralisation (i.e. dip direction -60o <080).

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Mauritania
NI 43-101 Technical Report

            Table 17-2:  Tasiast Search Ellipse Radius

Block Model	Measured			Indicated			Inferred
	X (m)	Y (m)	Z (m)	X (m)	Y (m)	Z (m)	X (m)	Y (m)	Z (m)
West Branch	20	35	10	30	47.5	15	120	120	40
Piment	20	35	10	30	47.5	15	30	47.5	15
Prolongation	20	35	10	30	47.5	15	30	47.5	15

The search radii and octant sample selection criteria used in the resource model at Tasiast produces a classified resource where the majority of the main corridors of gold mineralisation that have been drilled at 25 m x 25 m spacing or closer, are classified in the Measured category; most resources in areas consistently drilled at 50 m x 50 m spacing or less are classified in the Indicated category; and panels in peripheral areas and at depth with less consistent drill coverage are classified in the Inferred category.

17.1.12          Reasonable Prospects of Economic Extraction

In determining reasonable prospects of economic extraction, the following criteria were used:

●	Assessment of geological and grade continuity of mineralized material;

●	Block classification;

●	Confinement of blocks within an optimized pit shell based on US$1,000/oz gold price.

●	A cut off grade of 0.45 g/t for CIL based on expansion plant scoping study operating costs of $10/t, G&A costs of $3/t and CIL gold recovery of 94%

●	A cut off grade of 0.1 g/t for dump leach based on dump leach operating costs of $2/t and average dump leach gold recovery of 70%.

17.1.13          Mineral Resource Statement

Mineral resources were classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, incorporated by reference into NI 43-101.  Mineral resources have an effective date of 31 December 2010.  The Qualified Person for the estimate is Mr Nicholas Johnson, M.AIG, an employee of H&S.  Kinross cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resources are reported exclusive of Mineral reserves.

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Tasiast Project
Mauritania
NI 43-101 Technical Report

            Table 17-3: Gold Mineral Resource Table, Effective Date 31 December, 2010. N. Johnson, M.AIG.

		Measured			Indicated			Measured + Indicated			Inferred
Zone	Cut-Off	Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz	Mt	Au g/t	Moz
Oxide	0.10	10.33	0.27	0.09	10.72	0.30	0.10	21.06	0.29	0.20	15.0	0.4	0.2
Fresh	0.45	34.87	0.70	0.78	40.41	0.85	1.11	75.28	0.78	1.89	167.8	1.6	8.4
Total		45.20	0.60	0.87	51.14	0.74	1.21	96.33	0.67	2.09	182.8	1.5	8.6

1.	Mineral Resources are reported exclusive of Mineral Reserves.
2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.	Mineral Resources are reported below the December 31, 2010 mined surface and are constrained using an optimized pit shell.
4.	Oxide is referred to as material amenable to dump leaching and carbon-in-leach (CIL) processing.
5.	Mineral Resources are reported to a cut-off grade of 0.45 g/t Au for CIL and 0.1 g/t Au for dump leach.

17.2                Mineral Reserves

The mineral reserve for the Tasiast open pit was estimated using the December 2010 resource model supplied by H&S in CSV format and converted to Datamine format. AMC conducted a high level review of the resource models in order to assess its suitability for pit optimisation and design, and ore reserve estimation. It should be noted that this review was not a Technical Review, Technical Audit or Technical Due Diligence as defined by AMC but a high level desktop review aimed at ensuring that there are no gross errors in the block model itself.

The Tasiast Open Pit Ore Reserve Estimate (as of 31 December 2010 and estimated in February 2011), reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia December 2004 (The JORC Code), is summarised in Table 17-4.

Table 17-4:  Gold Mineral Reserves Table, Effective 31 December 2010, P. Smith, P. Eng.

Classification	Tonnes (Mt)	Au (g/t)	In situ Au (Moz)
Total Proven	68.8	1.65	3.66
Total Probable	60.1	2.02	3.90
Total	128.9	1.82	7.56

1.	Numbers may not add correctly due to rounding
2.	The mineral reserve estimate used a gold price of US$900
3.	Cut-off grades: CIL: oxide 0.82 g/t, fresh 0.84 g/t.
4.	Cut-off grades: Dump leach oxide cut-off grade varies depending on lithology with the lowest being 0.20 g/t.

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A breakdown of the mineral reserve by processing route is shown in Table 17-5.

Table 17-5:  Breakdown of Mineral Reserve by Processing Route

Classification	Tonnes (Mt)	Au (g/t)	In situ Au (koz)
CIL Circuit
Proven	43.7	2.21	3.10
Probable	45.7	2.46	3.61
Total CIL Circuit	89.4	2.34	6.72
Dump Leach
Proven	25.1	0.69	0.56
Probable	14.4	0.62	0.29
Total Dump Leach	39.5	0.66	0.84

1.	Numbers may not add correctly due to rounding
2.	Oxide ore between the cut-off grade, which is dependent on lithology and the lowest being 0.23 g/t and 2.6 g/t was allocated to the Dump Leach Process.

The metal price used in the determination of the mineral reserve estimate was US$900/oz for gold.

The mineral reserve estimate is based on the mineral resource contained within the ultimate open pit mine design classified as ‘Measured’ and ‘Indicated’ after consideration of all mining, metallurgical, social, environmental and financial aspects of the property. All proven mineral reserves have been derived from the measured mineral resource and all probable mineral reserves have been derived from the indicated mineral resource.

The sections in this report that relate to mineral reserves are based on information reviewed by Patrick Smith. Patrick Smith is a Member of the Australasian Institute of Mining and Metallurgy and is employed by AMC. He has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration in open pit and underground mining activities (respectively) to qualify as the Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. He visited the mine site during March 2008 and February 2011.

Patrick Smith consents to the inclusion of the mineral reserve statement in this report in the form and context in which it appears in this report.

All optimization parameters were supplied by TMLSA or derived in consultation with TMLSA and are consistent with a nominal 3.0 Mtpa on site mineral processing operation. Pits were re-optimized, with detailed staged and ultimate pit designs developed. Using the inventories from these detailed designs, a mining schedule was produced by AMC.

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Tasiast Project
Mauritania
NI 43-101 Technical Report

17.2.1            Cut-off Grade

Breakeven cut off grades based on $US900/oz gold, metallurgical recoveries, process cost and royalty inputs to the open pit optimization are estimated as CIL oxide 0.82g/t, CIL fresh 0.84g/t and Dump leach oxide variable by lithology but approximately 0.22g/t.

Pit optimization parameters for the mineral reserve estimate are shown in Tables 17-6 and Table 17-7. The estimated cut off grade and cut over grade by material types are shown in Table 17-8

                        Table 17-6: Pit Optimization Parameters

Parameter	Amount and Unit
Gold price	$900/oz
Mining cost	Variable
Stockpile re-handle	Not applied in optimisation
CIL Processing cost	$17.99/t milled
Dump Leach cost	$4.41/t leached
G&A cost	$3.29/t milled
Royalty	5% gold revenue

Table 17-7: Mining Cost Parameters used in Optimization

Mining Cost Parameter	Amount
Base Mining Cost (ore and waste)	1.00	(US$/t) - 15m benches
Pit Entrance Approx	130	Elevation (mRL)
Incremental Cost per Bench Below 130 m Elevation	0.037	(US$/t)

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Tasiast Project
Mauritania
NI 43-101 Technical Report

Table 17-8: Estimated Economic Cut-off Grade by Ore Type

Parameter	1 OXIDE	2 OXIDE	3 OXIDE	4 OXIDE	5 OXIDE	6 FRESH
	HW BIM	FW BIM	GST	SVC	FRY
CIL PLANT RECOVERY
Au Price (US$/oz)	900	900	900	900	900	900
Processing Cost	17.99	17.99	17.99	17.99	17.99	17.99
G&A Cost (US$/t)	3.29	3.29	3.29	3.29	3.29	3.29
Royalty (% Au revenue)	5	5	5	5	5	5
Au Recovery (%)	93.0	93.0	93.0	93.0	93.0	91.0
Au Cut-off Grade (g/t)	0.82	0.82	0.82	0.82	0.82	0.84
DL PLANT RECOVERY
Au Price (US$/oz)	900	900	900	900	900
Processing Cost	4.41	4.41	4.41	4.41	4.41
G&A Cost (US$/t)	0.00	0.00	0.00	0.00	0.00
Royalty (% Au revenue)	5	5	5	5	5
Au Recovery (%)	75.0	54.0	70.0	70.0	72.0
Au Cut-off Grade (g/t)	0.20	0.28	0.22	0.22	0.21
CIL CUTOVER GRADE
Au Cut-Over Grade (g/t)	3.41	1.57	2.67	2.67	2.92

17.3               Comment on Mineral Resources and Mineral Reserves

The QPs are of the opinion that the mineral resources and mineral reserves for the Project, which have been estimated using core drill data, have been performed to industry best practices, and conform to the requirements of CIM (2005).  The mineral reserves are adequate to support mine planning.

Mineral reserves by definition have taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing, and political factors and constraints, as discussed in Section 4 and Section 18 of this Technical Report.

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Mauritania
NI 43-101 Technical Report

The results of the economic analysis to support mineral reserves (see Section 18.12) represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.  Areas of uncertainty that may materially impact mineral reserve estimation include:

●	Commodity price and exchange rate assumptions;

●	Capital and operating cost estimates;

●	Geotechnical slope designs for pit walls;

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Kinross Gold Corporation
Tasiast Project
Mauritania
NI 43-101 Technical Report

18.0                ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

18.1                Background

Mining at Tasiast commenced in April 2007 and the mine was officially opened by the President of Mauritania, His Excellency Sidi Mohamed Ould Cheikh Abdallahi, on July 18, 2007.  Commercial production of gold at Tasiast commenced in the first quarter of 2008, and a total of 507,000 oz has been produced by year-end 2010.

Ore and waste rock is currently mined by conventional open pit methods from 7 small pits.  Tasiast are planning to supplement the fleet with larger 230 t trucks and larger loaders. Ore is hauled to the 3 mpta CIL mill. The grinding circuit produces a product size of 80% passing 90 microns which is processed in a conventional CIL circuit and ADR plant to produce dore bullion.  Gold recovery varies from 91% to 93%. Low grade run of mine oxide ore is trucked directly to the dump leach operation, designed to process 4.5 mtpa of ore utilising five separate pads. Gold recovery from the heap leach varies from 54% to 75%. Tailings slurry from the CIL process is pumped to the tailings storage facility (TSF). The TSF is a specifically engineered facility, currently comprising two imperviously lined paddock dams located one km south west of the processing plant. After settling of the solids, process solution is recovered and pumped to the plant for re-use.

Based on the existing proven and probable reserves, the mine is expected to continue production until 2040 at the current processing rates of approximately 250,000 oz per year.

 In July 2009, the Greenschist Zone mineralisation was discovered and this new addition has significantly increased the mineral resource inventory.  Exploration drilling and feasibility study work has commenced in order to expedite development of the expanded project.

In December 2010, Kinross prepared a scoping study for the Tasiast expansion project presenting the optimal development concept. The expansion will require additions to the open pit mine fleet and a new 60,000t/d carbon in leach plant to be operational in 2014.  Infrastructure additions include a power generation plant and sea water supply pipeline. During the first eight full years of operation, average annual production is expected to be approximately 1.5 M gold-equivalent ounces at an average cost of sales per ounce of approximately $480–520, with an expected average gold grade of approximately 2 g/t Au and expected average recoveries of 93%.

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Tasiast Project
Mauritania
NI 43-101 Technical Report

18.2               Current Mining Method

18.2.1            Equipment

The mining method utilised is conventional truck and excavator open pit mining.  The operation is selective in terms of separately mining ore and waste.  The degree of selectivity upon which the dilution and ore loss allowances are based reflects the scale of mining equipment, the proposed grade control method and the nature of the mineralization.  A selective mining unit (SMU) of 2 m wide by 2.5 m high and 5 m long is utilised.  This SMU size is commensurate with the SMU size used in mineral resource estimation.

The excavation fleet on site is made up of five Komatsu PC-1250, 110t hydraulic excavators with bucket size of 8m3 loading seventeen 90t Komatsu 785 trucks and one Terex O&K RH340 loading three 220t Caterpillar 793D trucks.  Additional RH340 and 793D units are on order with delivery planned for later in 2011. The mining fleet on site includes the requisite ancillary equipment (wheel loader, support excavator, dozers, graders and water trucks) for haul and pit access road construction and maintenance, waste dump and ROM pad ore loading to the crusher.

Provision has been made for drilling and blasting all primary materials and 50% of the oxide material. Three drill rigs: two Tamrock Pantera 1100 and two Tamrock Pantera 1500 are available for this task with additional drill rigs on order to support the increased production rate from the RH340 excavator fleet.

18.2.2            Operations

Ore is hauled to the ROM pad adjacent to the primary crusher.  All of the ore is tipped to the ROM pad stockpile for reclaim by a front-end-loader (CAT 988) operated as part of the mining operation but costed as a processing cost.  Low-grade oxide ore is placed on the dump leach pads and fresh sub-grade ore is stockpiled adjacent to the ROM pad for later treatment.

Waste is used for haul road construction and tailings dam construction as needed or hauled to waste dumps.  The road network currently in place is well developed; however, continued road maintenance as well as additional roads will be required throughout the life of the mine.

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Tasiast Project
Mauritania
NI 43-101 Technical Report

18.2.3            Dilution and Ore Loss

MIK models are designed as recoverable models and include allowances for ore loss and dilution based on the planned SMU.  AMC reviewed the 2009 and 2010 ore reconciliation reports and determined that the mineral resource model gives a reasonable representation of mined ore tonnes and grade, incorporating ore loss and dilution. For this reason, no additional dilution or ore loss factors are applied in the pit optimization process nor the mineral reserve estimate.

18.2.4            Geomechanical Considerations

Slopes were applied to the pit optimization process through a profile file. This methodology provides the flexibility required by a number of pits and local slope design inputs. Historically the Project has been broken into two geomechanical zones with the Piment Zone being approximately north of 72,000 mN and the West Branch Zone being approximately south of 72,000 mN. The pit wall slope angles and associated geomechanical parameters were determined by Scott Wilson Mining UK (Scott Wilson). Overall pit wall slope angles and inter-ramp angles for the Piment Zone, as determined by Scott Willson in 2009 and still valid in early 2011, are shown in Table 18-1.

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                        Table 18-1: Geomechanical Parameters – Piment Zone

TASIAST MINE - PRELIMINARY OPEN PIT SLOPE PARAMETERS FOR USE IN 2009 Q1 RESERVE ESTIMATE
Pit	Pit Subsections	Overall Pit Angle		Pit Slopes based on rock conditions
				Elevation (mRL)		Total Vertical Elevation (m)	Rock State	Slope Angle
		Wall Orientation	Slope Angle	From	To
Nord	Northern	East	45	135	85	50	Oxide	45
				-	-	-	-	-
		West	45	135	85	50	Oxide	45
				-	-	-	-	-
	Southern	East	50	135	85	50	Oxide	45
				85	25	60	Fresh	55
		West	45	135	85	50	Oxide	45
				85	25	60	Fresh	46
Central	Northern	East	50	140	94	46	Oxide	45
				94	-40	134	Fresh	55
		West	45	140	94	46	Oxide	45
				94	-40	134	Fresh	46
	Southern	East	50	140	94	46	Oxide	45
				94	-15	109	Fresh	55
		West	45	140	94	46	Oxide	45
				94	-15	109	Fresh	46
Nord Sud	Northern	East	50	140	94	46	Oxide	45
				94	40	54	Fresh	55
		West	45	140	94	46	Oxide	45
				94	40	54	Fresh	46
	Southern	East	45	140	94	46	Oxide	45
				-	-	-	-	-
		West	45	140	94	46	Oxide	45
				-	-	-	-	-
Sud Sud	Northern	East	45	130	89	41	Oxide	45
				-	-	-	-	-
		West	45	130	89	41	Oxide	45
				-	-	-	-	-
	Southern	East	50	130	89	41	Oxide	45
				89	0	89	Fresh	55
		West	45	130	89	41	Oxide	45
				89	0	89	Fresh	46

In August 2010 Scott Wilson updated the slope design parameters for the West Branch Zone as shown in Table 18-2. The main difference between the Piment and West Branch parameters is flatter slope angles on the West Branch footwall (west). The footwall face angles are flattened to match the prevalent foliation in the sedimentary volcanic clastic (SVC) rocks in the footwall exposed by mining.

                        Table 18-2: Geomechanical Parameters - West Branch Zone

West Branch Overall Slope Design Parameters
West Sectors		Eastern Sectors
Overall	Inter-ramp	Overall	Inter-ramp
31	38	48	52

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The overall slope angles for optimization purposes were adjusted to reflect allowances for ramps. Ramp allowances were made considering the following:

●	12m wide one way roads and 20m wide two way roads at a gradient of 1 in 10 (5.7º or 10%).for Piment Zone

●	17.5m wide one way roads and 35m wide two way roads at a gradient of 1 in 10 (5.7º or 10%) for West Branch Zone.

●	Minimize waste movement by having ramps predominately on the lowest pit wall, incorporating switchbacks where necessary.

●	Combining of ramps and exits for pits in close proximity.

18.2.5            Pit Design

The Tasiast final pit design extends approximately 8km from north to south as shown in Figure 18-1. The final pit design comprises a series of discrete pits that overlap to form the complete excavation, however not all pits are mined at the same time. The pits shown in Figure 18-1, in order from north to south, are Promulgation, Piment North, Piment Central, Piment South North, Piment South South and West Branch.

 Most of the in pit ramps are placed on the footwall (west) side of each staged pit to give the shortest trucking distance for the majority of excavated material hauled to the waste dumps and dump leach pads that are on the west side of the pit. The processing plant is located on the east side of the Piment Central pit. Access roads for ore haulage from west to east are located between the operational pits. Portions of the mined out pits will be backfilled with waste rock to maintain this cross pit access prior to the current access roads being excavated by the ongoing pit extensions.

The two deepest pits are West Branch (445m) and Piment Central (225m) with the remaining shallower pits being 75m to 150m deep. Two way ramps of 20m width are used in the Piment pits for the smaller scale 90t dump truck fleet. Two way ramps of 35m width are used in the West Branch pit for the larger scale 220t dump truck fleet.

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                        Figure 18-1: Tasiast Pit Design (Plan View)

45000 E
46000 E
47000 E
48000 E
49000 E
77000 N
Promulgation
76000 N
Piment North
75000 N
74000 N
Piment Central
73000 N
Piment South North
72000 N
Piment South South
71000 N
West Branch
70000 N

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                        Figure 18-2: Tasiast Final Pit Design (Isometric View looking northwest)

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18.2.6            Mine Life

Based on the current proven and probable reserve estimate of 7.56 million ounces of gold, the mine is expected to continue production until 2040 at the current processing rates of approximately 250,000 oz Au per year.

Kinross have commenced a feasibility study to evaluate an expansion of the mining and processing activities.

Further mineral reserves will potentially be defined from the upgrade and inclusion of the West Branch prospect. In addition, numerous prospects exist both within the 312 km2 El Gaicha Mining lease and in the surrounding Exploration permits and the potential to delineate additional resources both at the Tasiast deposits and the regional exploration targets is considered excellent.

18.3               Current Waste Rock Facility

Waste rock not used for civil works is trucked to waste dumps at specific design locations.  There are currently 9 separate waste dump locations around the pit areas. The 9 waste dumps cover a total area of 360,000m2 and where possible are situated on the footwall.  Waste dumps are built up in 5m lifts; the highest dump is currently 15m high.

18.4               Current Water Management

The Sondage bore fields supply the total water needs for the mine, plant and camp. The bore field water is delivered to site via two water pipe lines utilizing a booster pump station. The site potable water requirements are met by two reverse osmosis plant. The treatment plant spent material is pumped to tailings settling facilities and about 50% of the water is recovered back to the process.

18.5               Current Process Plant

The 3 million tonne per annum CIL plant recovers all gold shipped from Tasiast. The dump leach pregnant solution is added to the CIL circuit allowing for the dump leach gold to be captured onto carbon along with the gold from the treatment plant leached out in the CIL circuit. The gold is stripped off the carbon and recovered to dore in the goldroom.  The gold production from the treatment plant accounts for 80% while dump leach for 20% of the total gold poured. The treatment plant process flow is shown on Figure 18-3.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

18.5.1            Carbon-in-Leach Plant

Ore is transported from the open pits to the plant by truck and deposited onto the ROM pad.  The ore is blended according to grade and competency.  To aid blending, ore is transferred to the crushing plant feed bin by front end loader.

Crushing

Crushing of the ore takes place in three stages; a primary jaw crusher that reduces ore to less than 150 mm; a secondary cone crusher and two tertiary cone crushers.  Screens located before the secondary crusher remove ore that is at the final product size, nominally 10 mm.  Material that is greater than 10 mm passes through the secondary crusher.

Secondary crushed ore is conveyed to a screening section before two tertiary stage crushers.  Oversized ore is subjected to further crushing and returned to the screens, the tertiary screens and crushers forming a closed circuit.  Material passing through the tertiary screens joins the secondary screen undersize as final product, of 80% passing 10 mm screen, which is then transferred to two fine ore bins.

Grinding

Crushed ore is transferred from the fine ore bin at a controlled rate to the ball mill by means of a conveyor belt.  Water is added to the mill feed to permit wet grinding and slurry pumping.  Ore passes through the mill, is reduced in size and is pumped to hydrocyclones for classification.  Ore that is less than 90 µm in size exits the grinding circuit together with some process solution and passes to the leaching circuit. Ore that has not been reduced to 90 µm is returned to the mill for additional grinding.

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                        Figure 18-3: Plant Process Flow Sheet

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Carbon-in-Leach

The leaching circuit at Tasiast consist of a single pre-leach tank and 6 adsorption tanks (containing activated carbon). The process is known as carbon-in-leach (CIL).  Ore that exits the milling circuit has an approximate pulp density of 42% solids, by weight.  The slurry gravitates across a trash screen into the first of seven agitated leaching tanks.  Lime is added to increase the slurry pH to 10.5 then dilute sodium cyanide solution is added. Compressed air is pumped into each tank to provide oxygen to permit the dissolution of gold into cyanide complex.  Activated carbon granules adsorb the dissolved gold from solution.  Carbon that has a high gold content is termed “loaded” and is transferred to the elution circuit for recovery of the gold on a batch basis.

Carbon Elution and Electrolysis

To recover gold from the carbon, batches of loaded carbon are subjected to a high pressure and temperature process called elution. Tasiast is utilising AARL strip with no cyanide addition. A hot caustic solution is used to remove the gold from the carbon and into solution. After gold removal, the “barren” carbon is transferred to regeneration kiln for thermal reactivation and, when completed, returned to the circuit. Gold is recovered from the caustic solution by electro winning onto stainless steel wire wool cathodes in electro-winning cells.  The stainless steel wool cathodes plated with gold are removed regularly for washing off the deposited gold. The washed off gold concentrate is placed in drying ovens. The dried gold concentrate is mixed with fluxing chemicals and smelted on site to produce dore bars of 94% or higher purity.  The dore bars are shipped to a refinery for further refining and sale.

18.5.2            Dump Leach

The dump leach operation has been designed to process 4.5 Mtpa of low-grade oxide ore utilising five separate pads.  The design of each pad allows for three 10 m lifts for a final stack height of 30 m.  All ponds are plastic-lined with installed leak detection systems.

The initial construction involved earthworks to ensure correct drainage and following compaction a 1.5 mm HDPE plastic geomembrane liner was laid down.  The liner was covered with 0.5 m layer of overliner (suitable waste or low-grade ore) which acts as a cushion layer to protect the plastic when dumping.  Slotted plastic drainage pipes are laid across the pad within the overliner to allow the solution percolating through the pad to be collected and passed to the main drainage pipe at the side of the pad and hence to the required process pond.  In addition, leak detection systems were installed below the geomembrane liner.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Trucks deliver low-grade run-of-mine ore to the pads. Each truck places the ore directly onto the pad which is pushed with a bulldozer as required.  Once sufficient ore has been placed to an initial height of 10 m, the surface is ripped and a layer of lime is spread on top to the typical usage of 4.0 kg/t and the surface is ripped. The pad is then available for irrigation.

Solution required for irrigation is obtained from the tailings dam return water pond.  Fresh make-up water is added to the tailings decant dam allowing for precipitation of scale within the dam.  Solution from the return water pond is pumped to the barren pond where cyanide is added as required to maintain an initial concentration of 250 ppm.  The lime added during stacking maintains a pH of ten.  Irrigation is targeted at 10 L/hr/m2 and is applied using a system of plastic piping and sprinklers.  Anti-scalant is added to prevent scale formation.  Pregnant solution (~0.5 g/t) is then pumped to the carbon recovery plant at the CIL plant.

18.5.3            Gold Recoveries

Unit gold recovery estimates for the existing plants are based on metallurgical testwork and a review of historical performance. The recovery varies by ore type, lithology and treatment method as presented in Table 18-3.

                        Table 18-3: Metallurgical Recovery by Process

Process	Oxide	Primary
CIL Recovery	93%	91%
DL Recovery*	54% - 75%
Note: * Dependent on lithology

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Forecast gold production by year from the two processing plants as estimated for the existing facilities based on 2010 year end proven and probable mineral reserves, is presented in table 18-4 below.

                        Table 18-4: Gold Production Schedule

Year		CIL Mill			Dump Leach		Total
	tonnes	grade	Au Recovered	tonnes	grade	Au Recovered	Au Recovered
		g/t Au	oz		g/t Au	oz	oz
2011	3,000,000	1.92	168,558	7,605,151	0.61	86,920	255,478
2012	3,000,000	2.54	223,359	7,478,168	0.70	118,491	341,850
2013	3,000,000	2.27	199,461	12,895,109	0.67	187,089	386,550
2014	3,000,000	2.23	196,208	5,257,698	0.68	101,894	298,102
2015	3,000,000	2.09	183,514	1,225,314	0.65	29,247	212,761
2016	3,000,000	2.43	213,732	627,175	1.14	17,131	230,864
2017	3,000,000	2.68	235,128	3,261,500	0.61	34,097	269,225
2018	3,000,000	2.54	222,870	67,394	0.68	7,044	229,914
2019	3,000,000	2.82	247,086	1,001,594	0.45	8,250	255,335
2020	3,000,000	2.64	231,976	120,889	0.48	2,655	234,631
2021	3,000,000	2.76	241,943				242,150
2022	3,000,000	2.63	231,206				231,206
2023	3,000,000	2.77	242,915				242,915
2024	3,000,000	3.00	263,102				263,102
2025	3,000,000	3.20	280,436				280,436
2026	3,000,000	2.92	255,883				255,883
2027	3,000,000	2.86	250,782				250,782
2028	3,000,000	2.86	250,782				250,782
2029	3,000,000	2.86	250,782				250,782
2030	3,000,000	2.86	250,782				250,782
2031	3,000,000	2.86	250,782				250,782
2032	3,000,000	2.86	250,782				250,782
2033	3,000,000	2.86	250,782				250,782
2034	3,000,000	2.37	207,891				207,891
2035	3,000,000	1.03	90,124				90,124
2036	3,000,000	1.03	90,124				90,124
2037	3,000,000	1.03	90,124				90,124
2038	3,000,000	1.03	90,124				90,124
2039	3,000,000	1.03	90,124				90,124
2040	2,630,405	1.03	79,020				79,020

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

18.6               Current Tailings Storage Facility

Tailings from the CIL process are pumped to tailings storage facility (TSF).  The TSF is a specifically engineered facility, currently comprising two imperviously-lined paddock dams located 1 km southwest of the processing plant.  After settling a further quantity of process solution is recovered and pumped to the plant for re-use.  Solids are retained in the facility.

18.7               Current Layout and Infrastructure

Project infrastructure and layout is discussed in Section 5.3.

18.8                Markets

Kinross typically establishes refining agreements with third-parties for refining of doré.  Kinross’s bullion is sold on the spot market, by marketing experts retained in-house by Kinross.  The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world.

18.9                Taxation

In the period 2008–2010, Tasiast’s profits were exonerated from income taxes under a Mining convention signed in 2006 with the government of Mauritania.  Tasiast’s future profits, once the exoneration from income taxes ceases, will be subject to tax based on a 25% income tax rate.  Amortization and depreciation of Tasiast’s past and future capital projects can be applied using the established tax rates of amortization to reduce the income otherwise subject to tax.

18.10             Capital Costs

The proven and probable mineral reserve mine plan assumes no major expansion to the existing mill and dump leach facilities, however capital will be required to sustain the existing operation. Life of mine sustaining capital expenditure, excluding any expansion, is estimated to be $300 million. Table 18.5 below details the forecast capital expenditure for the life of mine:

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                        Table 18-5: Life of Mine Sustaining Capital Costs

	CIL	Dump	Other	Mine	Tailings	Buildings	Total
Year	Plant	Leach	Projects	Fleet	Facility	& Infrast.	Capital
	US$M	US$M	US$M	US$M	US$M	US$M	US$M
2011	8.83	34.4	57.7	8.3	1.5	27.8	138.4
2012			13.0	2.0			15.0
2013			3.0	2.0	1.2		9.2
2014			3.0	1.0			4.0
2015			3.0		1.5		4.5
2016			3.0				3.0
2017			3.0	20.0	1.6		24.6
2018			3.0	15.0			18.0
2019			3.0		1.0		4.0
2020			3.0				3.0
2021			3.0		1.1		4.1
2022			3.0				3.0
2023			3.0		1.3		4.3
2024			3.0				3.0
2025			3.0		1.5		4.5
2026			3.0				3.0
2027			3.0		1.7		4.7
2028			3.0				3.0
2029			3.0		1.9		4.9
2030			3.0				3.0
2031			3.0		2.1		5.1
2032			3.0				3.0
2033			3.0		2.3		5.3
2034			3.0				3.0
2035			3.0		2.5		5.5
2036			3.0				3.0
2037			3.0		2.7		5.7
2038			3.0				3.0
2039			3.0				3.0
2040			3.0				3.0

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

18.11             Operating Costs

Tasiast’s life of mine unit operating cost is estimated to be $42.58/t milled and a summary by area is presented in Table 18.4 below.  The cost estimate is based on mining a total of 782 million tonnes of rock up to the year 2026. The average mining unit cost is $1.74 per tonne mined.

Upon completion of mining activities, low grade stockpiles will continue to be processed by the 3 mtpa mill until 2040. The mine plan assumes a total of 90 million tonnes of CIL ore and 39 million tonnes of dump leach ore.  The most significant component of the CIL processing cost is electric power which is approximately $4.91/t

Royalty payments are included in the total operating costs and consist of 3% of the gross revenue payable to the government and 2% net royalty on production payable to Franco Nevada Corporation.

                        Table 18-6: Life of Mine Operating Costs

	US$m	$/t milled
Mining	1,358	15.15
CIL	1,613	17.99
Dump Leach	174	1.95
Admin	295	3.29
Stockpile Rehandle	40	0.45
Royalties	336	3.75
Total	3,817	42.58

18.12             Financial Analysis to Support Mineral Reserve Declaration

The results of the economic analysis represent forward-looking information that is subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

To ensure that the Project demonstrated economic viability sufficient to support Mineral reserve declaration, a financial analysis was undertaken that incorporated Mineral reserves only, the projected operating and capital costs, taxes, royalties and financing costs.  The financial analysis was generated based on an unleveraged scenario.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

A financial analysis has been prepared on the basis of the mining and treatment of proven and probable reserves (7.56 million ounces) at the existing CIL mill and dump facilities until the year 2040. Life of mine sustaining capital cost is estimated to be $300 million and no escalation has been applied to operating costs. Pre-tax state royalty of 3.0%, Franco Nevada royalty 2.0% on production greater than 600k ozs has been applied. The principal results of the evaluation and sensitivities to gold price, capital cost and operating cost are presented in table 18.7 below:

                        Table 18-7: Net Discounted (5%) Pre-Tax Cash Flow (US$ millions)

Au Price	$800/oz	$900/oz	$1000/oz	$1100/oz	$1200/oz	$1300/oz	$1400/oz
Base Case	567	926	1,285	1,644	2,003	2,362	2,721
Capex +25%	510	869	1,228	1,587	1,947	2,306	2,665
Opex +25%	47	406	765	1,124	1,483	1,842	2,201

Sensitivity analyses were performed on net cash flow, internal rate of return, gold price, operating costs and capital costs. The Project is most sensitive to changes in metal price followed in turn by operating costs and capital costs.

Kinross notes that a modest increase in metal prices has a significant impact on the Project’s projected financial results. The long-term view of metal prices will drive the Project’s projected financial results and thus the overall view of the Project’s value.

There is good potential for the Project cash flow to be improved through successful exploration drilling, discovery of new mineralisation and conversion of mineral resources to mineral reserves. Measured, indicated and inferred resource material is excluded from the financial analysis. Exploration potential to delineate additional resources both at the Tasiast deposits and regional targets is considered excellent.

18.13             Mine Expansion Study

Kinross has completed a scoping study for the Tasiast expansion project, based on a 16-year mine plan for the expanded project.  During the first eight full years of operation, average annual production is expected to be approximately 1.5 M gold-equivalent ounces at an average cost of sales per ounce of approximately $480–520, with an expected average gold grade of approximately 2 g/t Au and expected average recoveries of 93%.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

The proposed open pit mine will feed both the existing plant and an expansion plant. The proposed expansion plant is a conventional gold cyanidation plant, consisting of primary crushing, grinding, gravity separation, carbon-in-leach cyanidation and cyanide destruction, with a design throughput of approximately 60,000 t/d.

The scoping level pre-commissioning capital cost estimate for the process plant, initial mine fleet equipment and associated infrastructure is approximately $1.8 billion, plus a contingency of approximately $400 million. Post start-up capital is expected to include an estimated $500 million in additional fleet purchases to sustain full mining and stripping activity.

Pending approval of necessary Environmental Impact Assessments for the expansion project, construction is expected to start in mid-2012, with operations expected to commence early in 2014.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

19.0               OTHER RELEVANT DATA AND INFORMATION

There are no other data or information relevant to the Technical Report.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

20.0                INTERPRETATION AND CONCLUSIONS

The following interpretations and conclusions are made based on 2010 mine plans and a scoping study completed on Project expansion.

Mining tenure held by Kinross in the area for which mineral resources and mineral reserves are estimated is valid.

The Tasiast Gold Mine is based on granted Mining Lease number P229 held by TMLSA and granted on 19 January 2004. There are no competing mining rights (for example, small artisanal mining licenses) in the project area.

Current permits have allowed exploration and mining activities to be conducted under appropriate Mauritanian laws.  Kinross holds all required permits to support mining activity.

Environmental permits have been secured for the Project, and a preliminary closure plan approved.

There is an expectation that there will be surface disturbances associated with ongoing mining and exploration activities.

Understanding of the Project geology and mineralization, together with the deposit type, is sufficiently well established to support mineral resource and mineral reserve estimation.

Work programs included geological mapping, geophysical surveys, geochemical sampling, trench sampling, and RC and core drilling.  Completed exploration programs were appropriate to the mineralization style.  To date, both deposits and a number of exploration targets have been identified.

There is significant exploration potential in the overall Project area and in the area of the currently-defined mineral resources and mineral reserves, and there is an expectation that additional mineralization is likely to be identified with continued exploration and infill drilling.

Geological models are appropriate to the deposits.  Gold grades were estimated using MIK interpolation.  Mineral resources are confined within a pit shell that was designed using reasonable economic parameters.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

Metallurgical tests were performed on samples that were considered representative of the mineralization.  Recovery figures used to support mineral resources and mineral reserves are based on metallurgical testwork and are appropriate to the mineralization styles.  The process routes use tested extractive technologies.

A conventional truck and shovel open pit mining operation is in place and the process plan uses conventional technology, with ore processed through a CIL plant and dump leach.

The financial analysis indicates a Project, which using the assumptions outlined in this Technical Report, returns a positive NPV.

In the opinion of the QP, the Project that is outlined in this Technical Report has met its objectives.  Mineral resources and mineral reserves have been estimated for the Project, and a sound mining plan has been outlined.  The data supporting the mineral resource and mineral reserve estimates were appropriately collected, evaluated and estimated, and the original Project objective of identifying mineralization that could support mining operations has been achieved.

The confidence in the Project demonstrated by the economic analysis performed to support mineral reserve estimation supports evaluation of mine expansion.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

21.0                RECOMMENDATIONS

The Project outlined in this Technical Report has met its objectives.  Mineral resources and mineral reserves have been estimated and a sound mining plan has been outlined. The financial analysis indicates a Project, which using the assumptions outlined in this Technical Report, returns a positive NPV.

There is good potential for the Project cash flow to be improved through successful exploration drilling, discovery of new mineralisation and conversion of mineral resources to mineral reserves. Exploration potential to delineate additional resources both at the Tasiast deposits and regional targets is considered excellent.

It is recommended that the company completes a feasibility study on the Tasiast Expansion Project and proceeds with additional exploration drilling. Work will be required to incorporate additional information on drilling, permitting, environmental, geological, geotechnical, hydro-geological, metallurgical and engineering data.

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Kinross Gold Corporation Tasiast Project Mauritania NI 43-101 Technical Report

22.0                REFERENCES

Anonymous, 2002: CIA The World Factbook 2002 – Mauritania: Internet (http://www.odci.gov.cia.publications/factbook/ct.html), 9p.

Bailly, L., Lerouge, C. and Bouchot, V., 1999:  Etude pétrographique et métallographique d’échantillons des sondages recoupant « La Colonne Piment » de la branche est du prospect C6-9, sillon d’Aouéouat (Tasiast, Mauritanie):  Confidential BRGM Report No. DR/LGM/99 no 98, 10 p. (unpubl.).

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000:  CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, August, 2000 http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003:  Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005:  CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines:  Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

Davies, B., 2011: West Branch & the Tasiast Gold System.: unpublished technical report prepared for Kinross Gold., effective date February 2011

Demers, P., Gauthier, D., Kroon, A.S., and Lafleur P-J., 2004:  Technical Report on the Tasiast Gold Project, Islamic Republic of Mauritania:  unpublished technical report prepared by SNC Lavelin for Defiance Mining Corporation Limited, effective date 27 May 2004

Gossage, B., 2002: Tasiast Project. Review of Exploration Database and Resource Modelling: Resource Service Group (RSG) Report to Parliament Place Group.

Guibal, D., Uttley, P., de Visser, J., and Warren, M., 2003:  Independent Technical Assessment Report on the Tasiast Project, Mauritannia; Report Prepared for Midas Gold plc and Geomaque Explorations Ltd:  unpublished technical report prepared by SRK Consulting for Midas Gold plc and Geomaque Explorations Ltd, effective date 4 March 2003.

Hyde, R. 2003: Tasiast Gold Project, Review of Sampling Procedures and QAQC Analysis for Midas Gold plc.: RSG Global Report No. TAS003, 42 pages (unpubl.).

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Kerswill, J.A., 1996: Iron Formation-Hosted Strata-Bound Gold: in Geology of Canadian Mineral Deposit Types, DNAG Geology of Canada 8, pp. 367–382.

Key, R.M., Loughlin, S.C., Gillespie, M., Del Rio, M. Horstwood, M.S.A., Crowley, Q.G., Darbyshire, D.P.F., Pitfield, P.E.J., & Henne, P.J., 2008: Two Mesoarchaean Terranes in the Reguibat Shield of NW Mauritania.: Geological Society, London, Special Publications 2008, v. 297, p. 33-52

King, P.A., 1999: Laboratory Test work on Samples from the Tasiast Project for LaSource SAS: CSMA Minerals Limited Report, Ref: 64-0075, 36 pages.

Lee, F.N., Leroux, D.C., Brady B., and Mitchell, A., 2006:  Technical Report on the Tasiast Gold Project Islamic Republic of Mauritania for Tasiast Mauritanie Limited S.A. a subsidiary of Rio Narcea Gold Mines Ltd.:  unpublished technical report prepared by ACA Howe for Rio Narcea Gold Mines Ltd., effective date 31 January 2006

Leroux, D.C. and Puritch, E., 2003:  Technical Report and Resource Estimation on the Tasiast Gold Project Islamic Republic of Mauritania for Defiance Mining Corporation:  unpublished technical report prepared by ACA Howe for Defiance Mining Corporation, effective date 10 October 2003

Leroux, D.C., Roy, W.D., and Orava D., 2007:  Technical Report on the Tasiast Gold Project Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared by ACA Howe for Red Back Mining Inc., effective date 20 July 2007

Maurin, G., Bronner, G., Le Goff, E., and Chardon, D. 1996.:  Châmi – Notice explicative de la carte géologique à 1 : 200,000.:  République Islamique de Mauritanie Projet FED no. 7 ACP MAU 009 (MAU 7002), Prospection aurifère dans le Tasiast – Tijirit, N2459

Pollard, P.: Hydrothermal Alteration and Mineralization in the Lower West Branch Zone, Tasiast Gold Mine, Mauritania.: unpublished technical report prepared for Kinross Gold., effective date February 2011

Robert, F., Brommecker, R., Bourne, B.T., Dobak, P.J., McEwan, C.J., Rowe, R.R., and Zhou, X., 2007:  Models and Exploration Methods for Major Gold Deposit Types:  Proceedings of Exploration 07: Fifth Decennial International Conference on Mineral Exploration, pp. 691–711

Scott Wilson 2008a:  Tasiast Gold Project, Environmental Impact Study, Addendum II of IV, Environmental Impact Review of Tailings Storage Facility:  Report prepared by Scott Wilson Limited for Tasiast Mauritania Limited S.A. for submission to Mauritanian Government, February 2008.

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Scott Wilson, 2008b:  Tasiast Gold Project, Environmental Impact Study, Addendum III of IV, Environmental Management Plan:  Report prepared by Scott Wilson Limited for Tasiast Mauritania Limited S.A. for submission to Mauritanian Government, February 2008.

Scott Wilson, 2008c:  Tasiast Gold Project, Environmental Impact Study, Addendum IV of IV Preliminary Rehabilitation and Closure Plan:  Report prepared by Scott Wilson Limited for Tasiast Mauritania Limited S.A. for submission to Mauritanian Government, February 2008.

Scott Wilson, 2009: Tasiast Gold Project, Environmental Impact Study for New Developments.

Scott Wilson, 2010: Tasiast Gold Mine West Branch Development: Environmental Impact Assessment.

Stuart, H., 2008:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 24 May 2008

Stuart, H., 2009:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 8 May 2009

Stuart, H., 2010:  Technical Report on the Tasiast Gold Mine Islamic Republic of Mauritania for Red Back Mining Inc.:  unpublished technical report prepared for Red Back Mining Inc., effective date 6 September 2010

Strashimirov, S., 2010: petrological and mineralogical studies of 10 samples from Mauritania.: unpublished technical report prepared for Red Back Mining Inc., effective date August 2010

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23.0                DATE AND SIGNATURE PAGE

The effective date of this Technical Report entitled “Kinross Gold Corporation, Tasiast Project, Mauritania, NI 43-101 Technical Report” is December 31, 2010.

“Signed and sealed”

Robert D. Henderson, P.Eng.

Dated March 31, 2011